DUPONT 37 LLC

(a Minnesota limited liability company)

Form C

Disclosures in Reg CF Offering

October 18, 2024

TABLE OF CONTENTS

PURPOSE OF THIS FORM

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Dupont 37 LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Minnesota
Date Company Was Formed (from the Company's Certificate of Incorporation)	May 6, 2024
Kind of Entity (Use One)	Limited liability company
Street Address	15 West 37th Street, Suite 3 Minneapolis, MN 55409-1201
Website Address	http://mplspassiveduplex.com/

	As of Inception May 6 through June 14, 2024
Total Assets	$127,245
Cash & Equivalents	$0
Account Receivable	$107,245
Short-Term Debt	$0

Long-Term Debt	$0
Revenues/Sales	$0
Cost of Goods Sold	$0
Taxes Paid	$0
Net Income	($2,755)

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

● Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
● If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
● If your Company is a general partnership, include any individual who is a general partner or an officer.
● Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	James Kumon	
All positions with the Company and How Long for Each Position	**Position:** Manager	**How Long:** Since May 6, 2024
Business Experience During Last Three Years (Brief Description)	Real estate development	
Principal Occupation During Last Three Years	Real estate Developer, Real estate consultant	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X_ Yes ____ No	

If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Electric Housing; Heirloom Properties	**Business:** Real Estate Development Consulting; Real Estate Development

Person #2

Name	Faith Kumon	
All positions with the Company and How Long for Each Position	**Position:** Manager	**How Long:** Since May 6, 2024
Business Experience During Last Three Years (Brief Description)	Real estate development	
Principal Occupation During Last Three Years	Real estate developer, affordable housing developer	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Project for Pride in Living; Heirloom Properties	**Business:** Nonprofit affordable housing; Real Estate Development

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company. This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	James Kumon
Name	Faith Kumon

§227.201(d) – The Company's Business and Business Plan

See Exhibit A, the Business Plan

Highlights

- **Double impact.** A Passive House duplex + carriage house that combines sustainability and missing middle housing approach.
- **Passive House**. The most stringent energy standard for buildings.
- **Advanced sustainability.** Super-insulated, air tight, solar gain optimized, and ventilated well.
- **Missing Middle Housing**. Three units replace a former single-family house for increased density.
- **Knowledge Sharing**. Building construction tours planned to educate the local community on Passive House standard..

About the Change

SMALL CHANGE INDEX™



PEOPLE





Minority-owned	
Woman-owned	✓
Diverse workforce	✓
Diverse construction team	
Community benefits agreement	
Community equity participation	✓
Community ownership model	

PROJECT

Affordable housing	✓
Infill	✓
Activates the street	✓
Reduced parking	✓
Minimal site impact	
Passive house + Net Zero +Energy Star	✓
Alternative energy sources	✓

PLACE

In an urban metro area	✓
Close to a business district	✓
Serves an under-served population	
Walkable + Bikeable	✓
Access to public transit	✓
Close to park or public space	✓
Fresh food easily accessible	✓

About the Developer

Jim and Faith Kumon own Heirloom Properties, a small-scale real estate development company that recently developed the Sundial Building, an all-electric 12-plex in South Minneapolis.[1] [2] The Sundial Building is Net-Zero Energy Ready and features heat pumps, triple-pane windows, continuous exterior insulation and 32 kW of solar.

Jim Kumon oversees design coordination, construction management and business management activities for Heirloom Properties.[3] He coordinates the building design and construction process with an eye towards achieving deep energy efficiency and sustainability goals, rooted in his experience as a LEED

[1] https://www.heirloomproperties.net/
[2] https://www.sundialbuilding.com
[3] https://www.linkedin.com/in/jimkumon/

accredited professional. He has more than ten years of small business and nonprofit executive management expertise in the industry.

Jim is also Principal at Electric Housing, a private consulting firm that builds upon work he started as Executive Director and Co-Founder of Incremental Development Alliance.[4] [5] The practice supports developers and cities who want to encourage small-scale real estate development in their community. Through his collaboration program Developer in Residence, he trains and mentors non-profit and for profit professionals in the built environment through all stages of design, finance and construction for middle scale housing 1-20 units in size on urban infill lots across the county.[6] His work spans the country in the northern climate zones from the inland Northeast, Midwest and Mountain West from with particular long term engagements with the cities of Kalamazoo, MI and South Bend, IN. He also is a Partner at Neighborhood Evolution, providing real estate advisory and executive coaching services across the country.[7]

Jim has an undergraduate degree in Architecture from the University of Michigan, and over 15 years of experience in the design and construction industries in Los Angeles, Denver and Minneapolis. Previously, Jim worked as a project manager in architecture firms where he planned, designed and executed private sector multi-family and public sector buildings. Prior to co-founding the Incremental Development Alliance, Jim was the Executive Director at Strong Towns.[8] As a past board member of the Kingfield Neighborhood Association and chair of the Kingfield Redevelopment Committee for the past decade, Jim has been closely involved with development projects at the neighborhood level in Minneapolis.

He currently serves as a Board Member and Treasurer at Neighborhood Roots and Board Treasurer of the Minnesota Chapter of the Passive House Alliance. He recently served on the state Technical Advisory Committee for the 2025 IECC update for the MN state residential code.

Faith Kumon[9] provides project financial analysis, interior design, landscape design, and property management services for Heirloom Properties. As a person who has high chemical sensitivities and also a love for gardening, she is passionate about creating safe, healthy and inspiring spaces indoors and out in the projects she leads.

As a current project manager in nonprofit affordable housing in Minneapolis, Faith has closed on multi-family buildings totaling over $100 million in development costs and over 300 units. She is currently the project manager overseeing the redevelopment of Opportunity Crossing at 3030 Nicollet, which is the former Wells Fargo bank building at 31st and Nicollet Avenue. This mixed-use project includes 110 units of affordable family housing over a rebuilt Wells Fargo bank and four commercial condos that will be sold

---

[4] https://www.electrichousing.com/
[5] https://www.incrementaldevelopment.org/
[6] https://www.developerinresidence.com/
[7] https://www.neighborhoodevolution.com/
[8] https://www.strongtowns.org/
[9] https://www.linkedin.com/in/faith-cable-kumon-63b5123/

to local BIPOC entrepreneurs. Many of her projects have partnered with local supportive housing service providers to support local communities of color and other vulnerable populations at 30-50% AMI. Of particular note is her oversight of 3030 Nicollet, Hawthorne EcoVillage Apartments, Bloom Lake Flats and Anishinabe Bii Gii Wiin. Faith has overseen projects from conception through the construction phase and project lease ups in close consultation with the property management team and service providers.

Born and raised in South Minneapolis, Faith has a background in public private partnership management, urban design and construction management. She received an undergraduate degree in Architecture from the University of Minnesota and graduate degree in Regional Planning from the University of North Carolina. She was also a Fulbright Scholar at the Technical University of Berlin where she studied sustainable neighborhoods.

How will this work for you?

The Company plans to distribute its Net Capital Proceeds first to Class B Members, the investors in this offering, pro-rata until each investor has received its unreturned initial investment along with a return of 10% of their Initial investment.

We have created a mathematical calculation based on our current assumptions about the Project's completion and net proceeds. We estimate that funds will be returned to Investors after two (2) years, when we anticipate that the Project will be sold. Cash flow and profits from liquidation are expected to net a total of $1,564,500 over the 2-year period.

	Year 1	Year 2
Cash Inflows		
Investor Capital (Class B)	$250,000	
Sponsor Capital (Class A)	$130,000	
Grants & Rebates	$173,000	
Deferred Developer Fee	$75,000	
Bank Loan	$986,500	
Sales Proceeds		$1,564,500
Total Inflows	$1,564,500	
Cash Outflows		
Land Acquisition	$350,000	
Construction Hard Costs	$1,034,500	
Construction Soft Costs	$80,000	
Developer Fee	0	$75,000

Class B Investor Return		$25,000
Total Outflows	$1,464,500	$1,564,500
Net Cash Flow		
To Bank		$936,500
To Investors (Class B)		$275,0000
To Sponsor (Class A)		$130,000
To Sponsor (dev. fee, equity from grants & rebates)		$223,000
Total Net Cash Flow		$1,564,500
Anticipated return for a $2,500 Investor		$2,750
As Percent of Investment		110%

Some of our assumptions will prove to be inaccurate, possibly for the reasons described in Exhibit B, Risks of Investing. Therefore, the results of investing illustrated in our calculation are likely to differ in reality, for better or for worse, possibly by a large amount.

Please also review Exhibit D, the LLC Agreement, for additional detail on how distributions will be made.

About the Offering

The Company is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Offering") to raise money to build a duplex, to passive house standards, located at 1015 West 37th Street, Minneapolis MN 55409.

We are trying to raise a maximum of $250,000, but we will move forward with the Project and use investor funds if we are able to raise at least $125,000 (the "Target Amount"). If we have not raised at least the Target Amount by 11:59 PM EST on February 28, 2025 (the "Target Date"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

The minimum you can invest in the Offering is $2,500. Investments above $2,500 may be made in $2,500 increments (e.g., $5,000 or $7,500, but not $2,650). An investor may cancel his or her commitment up until 11:59 pm EST on February 26, 2025 (i.e., two days before the Target Date). If we have raised at least the Target Amount we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Offering until we have raised the maximum amount.

Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.

- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include employees of the Manager.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Please review Exhibit B for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions

This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $125,000. If we have not raised at least the target amount by February 28, 2025 - our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline, then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $250,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:

This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	___X___ Yes ________ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	________ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ____X___ We will accept subscriptions on a first-come, first-served basis. ________ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final

decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $125,000:

Use of Money	How Much (approximately)
Hard Costs of Construction	$121,875
Small Change success fee	$3,125
TOTAL	**$125,000**

If we raise the maximum goal of $250,000:

Use of Money	How Much (approximately)
Hard Costs of Construction	$243,750
Small Change success fee	$6,250
TOTAL	**$250,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, press the *Invest Now* button
- Follow the instructions

The minimum amount you can invest in the offering is $2,500. Investments above the minimum may be made in increments of $2,500.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit C.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on February 26, 2025 (48 hours before the offering deadline).

To cancel your investment, send an email to hello@smallchange.co by that time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class B Shares." The price is $2,500 for each Class B Share.

We arrived at the price as follows:

- We estimated how much money we need to complete the project.
- We estimated the value of the project when it's completed.
- We estimated what we believe is a fair return to Investors.
- Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class B Shares." When you purchase a Class B Share, you will become an owner of the Company (a "Class B Member"), which is a Minnesota limited liability company. Your ownership will be governed by the Operating Agreement of the Company dated as of June 1, 2024 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as Exhibit D and a summary as Exhibit E.

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time.

Under the LLC Agreement, distributions fall in two categories: distributions from the liquidation of the Company; and distributions from the sale or refinancing of the property.

With the exception of statutorily required obligations to creditors (including Members that are creditors) following liquidation, all Distributions will be made as follows:

(a) First, to all Class B Members, pro rata based on the number of Class B Shares held by each Class B Member, until each Class B Member has received his, her, or its unreturned investment plus an additional amount equal to 10% of such Class B Member's investment.

(b) Second, to each Class A Member, pro rata based on Percentage Interest, until each Class A Member has received his, her, or its Unreturned Investment.

(c) Third, to each Class A Member, until each Class A Member has received a return equal to 12% of such Class A Member's initial capital contribution.

(d) Fourth, any remainder to the Manager.

The Company does not anticipate distributing money to Class B Members to pay Federal and State income tax liabilities. The Company does not anticipate significant tax liability to Class B Members, but if such liabilities do exist, Class B Members will be required to pay such liabilities "out of pocket."

Obligation to Contribute Capital

Once you pay for your Class B Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company because the voting rights of the Class B Members are permanently held by the Manager. Instead, the Manager and Class A Members will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

No Right to Transfer

Class B Shares will be illiquid (meaning you might not be able to sell them). The LLC Agreement prohibits Class B Members from transferring Class B Shares for any reason. In the event of the death of a Class B Member, the surviving Members and the Company shall have the right to purchase such shares for the amount of the initial capital contribution made by such Member. Company's shares.

As a result, you should plan to hold your Class B Shares until the Company is dissolved.

Modification of Terms of Class B Shares

Any amendment that could have an adverse effect on the terms of the Class B Shares may be modified or amended only with the consent of the Manager and investors owning a majority of the Class B Shares. Otherwise, the Manager has broad discretion to amend the LLC Agreement.

Other Classes of Securities

As of now, the Company has only two classes of securities: Class A Shares and Class B Shares. The Investors in this Offering (which may include the Sponsor and its affiliates) will own all the Class B Shares, while all the Class A Shares are owned by Jim and Faith Kumon. Jim Kumon is also the Manager.

Whereas the owners of the Class B Shares have no right to vote or otherwise participate in the management of the Company, the Manager and owners of the Class A Shares will effectively have total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional Class A Shares and Class B Shares (up to 100 each, total) The Manager may amend the LLC Agreement to create additional classes of securities, without the consent of the Members, including classes of securities with rights that are superior to those of the Class B Shares, so long as the creation of such class does not have an adverse effect on the existing Members, in which case majority consent from such class will be required. For example, the Manager could create a class of securities that has the right to vote before the Class B Shares.

Tax Consequences

Please see Exhibit F for a summary of the tax consequences of investing in the Company. Please note that unlike a typical partnership, Class B Members will not receive allocations of profit and loss in proportion to their ownership interest. The Company intends to allocate such items to the Class A Members.

The Person Who Controls the Company

James Kumon has been appointed as the initial Manager of the Company. Therefore, Mr. Kumon effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides how much of his own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Class B Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Class B Shares in the future. If we had to place a value on the Class B Shares, it would be based on the amount of money the owners of the Class B Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

Indemnification and Exculpation

The LLC Agreement protects the Manager and others from lawsuits brought by Investors and third parties. For example, it provides that such persons will not be responsible to Investors for mere errors in judgment or other acts or omissions (failures to act) as long as the act or omission was not the result of fraud, bad faith, a knowing violation of law, or willful misconduct. The LLC Agreement also provides that these persons do not owe any fiduciary duties to the Company or to Investors.

The LLC Agreement also requires the Company to indemnify (reimburse) the Manager and others if they are sued, provided that the challenged conduct did not constitute fraud, bad faith, a knowing violation of law, or willful misconduct. Additionally, certain actions brought by the Manager against the Company are excluded from such protection.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $1,500; plus

A success fee equal to the sum of (i) 2.5% of gross proceeds of the Offering as a cash payment and (ii) 2.5% of gross proceeds in securities (Shares) on the same terms (i.e. the same price per share) as offered to all other investors in this Offering.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest other than the 2.5% success fee mentioned immediately above.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
N/A	N/A	N/A	N/A	N/A

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.
- Include only offerings conducted by this entity, not by other entities you might own
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
N/A	N/A	N/A	N/A	N/A

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and

your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  o Anyone listed in your answer to question 227.201(b); or
  o Anyone listed in your answer to question 227.201(c); or
  o If the Company was organized within the last three years, any promotor you've used; or
  o Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  o Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Developer Fee	TBD	James and Faith Kumon	Members of the Company	$75,000

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Minnesota Revised Uniform Limited Liability Company Act on May 6, 2024. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to buy and operate the project, as described in our business plan, as soon as the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will probably dissolve.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. We expect to buy the project as soon as we raise money from Investors in this Offering.

Other than the proceeds we hope to receive from the Offering, including amounts invested in the Offering by our principal and affiliates, our only other source of capital is the loan from the bank.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit G.

Company Instructions

If this offering involves an SPV, you are required to provide financial statements only for the Company, not for the SPV.

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

Two Companies called CrowdCheck and North Capital ran background checks on the principals of the Company (*i.e.*, those covered by this rule). You can see the reports they prepared attached as Exhibit H.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at http://mplspassiveduplex.com/, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions

Read through everything you've told prospective investors on this Form C, in the business and in *Exhibit C: Risks of Investing.* Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

The Company has solicited indications of interest pursuant to SEC Rule 206. All materials utilized by the Company to solicit such indications of interest are attached hereto as Exhibit J and correspondingly filed with the SEC.

EXHIBIT A: BUSINESS PLAN



MPLS Passive House Duplex

August 2024

MPLS Passive House Duplex + Carriage House

Executive Summary



Proposed Project

3 units of New Construction Housing on a single lot in Southwest Minneapolis. Units will be for rent and sold together to likely owner occupant/small landlord.

All electric duplex with family-sized units will achieve Passive House Certification (by PHIUS), the highest performance green building standard for energy efficiency.

Investment Draft Proposal

Raising up to $250,000 in crowdfunding investment with anticipated 1-2 year return of equity invested

Offering a total return of 10% on investment made

Offered by hyper-local, experienced housing developers who specialize in green projects on urban infill lots

What Is Crowdfunding?

Introducing Crowdfunding

In the past, only high net worth individuals (accredited investors) could invest in real estate through syndicated equity raises.

Now, Reg CF permits anyone 18+ years old to invest in real estate projects like this one.

Everyone Can Invest

If you're an accredited investor you can still invest as much as you want. But if not, you can invest a maximum based on your income and net worth.

Anyone, 18+ years old, can invest $2,500 per year.

If You Want To Invest More

If you earn or have total assets less than $124,000, they you can invest 5% of the greater of the two.

If you earn AND have total assets greater than $124,000 then you can invest 10% of the greater of the two.

For example, if you earn $150,000 and you have $250,000 in assets (without your primary residence) then you can invest $25,000 (10% of $250,000)

"You can read more detail here:
https://learn.smallchange.co/educational-materials-title-iii-offerings/

Executive Summary: What is Passive House

THERMAL CONTROL



High Performance Insulation

Thermal Bridge Elimination

WHY:
Reduces energy to run heating and cooling systems and keeps building components safe from moisture

AIR CONTROL



Air-Tightness

Fresh Air Ventilation with Energy Recovery

WHY:
Keeps air fresh and filtered without losing heated or cooled air

RADIATION CONTROL



Shading and Daylighting

High Performance Glazing

WHY:
Invites or repels heat as needed seasonally, reduces glare and eliminates discomfort caused by drafts

Passive House Certifie

Designed to a climate specific energy budget
This puts the building on track to be able to operate within its means to be sufficiently powered by renewable energy, not just save a % over a baseline

Rigorously field-tested by a third party verifier
Ensures systems perform as designed and modeled

Ultra quiet and healthy, with better air quality
Once people experience the comfort and control, they don't leave, resulting in

More durable and resilient investments
Building science best practices radically reduce the risk of failure and major future repairs/replacements (typically caused by moisture/water)

More at: phius.org (Passive House Institute US)

Radically Better Performance

73%

Projected Operational Energy Saved Versus a Code Minimum Structure

MN 2020 International Residential Code / International Energy Conservation Code

Calculated via WUFI Passive for the PHIUS Core 2021 Standard in comparison to the proposed duplex with code minimum specs

Investing in the Future Standard

Project Details

Project Location: Southwest Minneapolis, East Harriet Neighborhood

- Project's 42.5' x
  Ave S (King's Hig
- 1 block from Lyndale Farmstead Park
- Barton Community School District
- ¼ mile to #4 Bus on Lyndale Avenue
- 2 blocks to Bryant Avenue bikeway

- New Construction Housing within ¾ mile constituting Rental Comps for 3BD, 2BA and 1BD, 1BA Units



To Downtown
N
35th St W
36th St W
36th St E
38th St W
38th St E
40th St W
42nd St W
Lyndale Avenue
Lyndale Ave S
Grand Ave S
Bryant Ave S
Lyndale Farmstead
35W
Lake Harriet

Duplex: Building Program



- Family-sized rental homes

- 2nd floor unit: 3 BD, 2 BA + Office, 1,350 sf

- 1st floor + basement unit: 4 BR, 3 BA + 2 Offices, 2,700 sf

- Front porches for each unit

- Shared backyard

- **Passive House Certification Standard (PHIUS)** - Design Phase Review Pending

Duplex: Site Plan



Duplex: Main Floor Unit



Duplex: Upper Unit



Carriage House: Detached Garage With Apartment

- 1 BR, 1 BA, 579 SF Unit

- South facing kitchen and living room

- 100 SF Private upper deck

- Metered utilities, dedicated water heater and laundry in unit

- Over 3 garage parking stalls, EV ready

- Zero Energy Ready Home Certification





Intro to Passive House Principles

Passive House standards have a specific energy budget with a maximum amount of energy usage allowed.

PHIUS is the rating agency that certifies Passive House buildings based on climate zone and building type in the US. It incorporates and exceeds energy savings in Energy Star and Zero Energy Ready Homes.

Meeting PHIUS Core also requires meeting EPA Indoor Air and Water Sense standards.

More at: www.phius.org

US Department of Energy

HIGH PERFORMANCE STAIRCASE





HERS® Index
More Energy
Less Energy

Additional IRA Tax Credits

Average MN New House

IRA Tax Credits

IECC 2012	ENERGY STAR v3	ENERGY STAR v3.1	ZERH	phius CORE	phius ZERO
					Renewable Energy to Get to Zero
				Electrification Readiness	No Fossil-Fuel Combustion On-Site
				Electric Vehicle Readiness	Electric Vehicle Readiness
				Balanced Ventilation HRV/ERV	Balanced Ventilation HRV/ERV
			SOLAR READY Depends on climate	SOLAR READY ALWAYS	SOLAR READY ALWAYS
			Eff. Comps. & H2O Distrib	Eff. Comps. & H_2O Distrib	Eff. Comps. & H_2O Distrib
			EPA Indoor airPLUS VI	EPA Indoor airPLUS VI	EPA Indoor airPLUS VI
			Ducts in Condit. Space	Ducts in Condit. Space	Ducts in Condit. Space
	HVAC QI w/WHV	HVAC QI w/WHV	HVAC QI w/WHV	Micro-load HVAC QI	Micro-load HVAC QI
	Water Management	Water Management	Water Management	Water Management	Water Management
	Independent HERS Verification	Independent HERS Verification	Independent HERS Verification	Independent HERS Verification	Independent HERS Verification
IECC 2012 Enclosure	IECC 2012 Enclosure	IECC 2012 Enclosure	IECC 2015/18 Encl./ES Win.	Ultra-Efficient Enclosure	Ultra-Efficient Enclosure
HERS 70-80	HERS 60-70	HERS 50-60	HERS 35-45	HERS 30-40	HERS < 0

HERS Score Represents Performance of Building On Way to Net Zero Energy Used

The Lower the Better

ADU

MPLS Duplex

Source: www.energy.gov/eere/buildings/articles/phius-information

Duplex: Sustainable Features

- All Electric Utilities
- <u>EcoPanels</u> Wall System with 5.5" Contin
- <u>Superior Wall</u> Precast Insulated Foundation System
- Ducted, Air Source Heat Pump Mini-Splits for Heat/AC
- <u>Zehnder</u> / <u>Broan</u> Energy Recovery Ventilators
- Triple Pane <u>Alpen</u> ZR6 Windows
- Interior Materials – Low to No VOC
- Air Source Heat Pump Water Heater
- Power-Pipe Drain Heat Recovery (Pre-Heats Incoming Domestic Water)

Specifications Better Than Code



Wall Insulation
Code Minimum Building (R20)   Passive Duplex (R40)

Roof Insulation
Code Minimum Building (R49)   Passive Duplex (R70)

Slab Insulation
Code Minimum Building (R10)   Passive Duplex (R22)

Windows
Code Minimum Building (U .32)   Passive Duplex (U .17)

Air Tightness
Code Minimum Building (1x Air Allowed)   Passive Duplex (1/5x Allowed)

As designed as of February 1, 2024. Details subject to change as project progresses through energy rebate and regulatory review.

Lowering Upfront Carbon in Materials

How We Build

Leverage or Minimize Usage of High Impact Embodied Carbon materials, design and specifications

				
Concrete	Steel	Wood	Insulation	Drywall

Strategies

Slab Mix Design	Minimize Use To Weather Protection Only	Structural Efficiency	Cellulose Carbon Sequestering	Lower GWP
Panelization Lowers Volume			Low GWP Foams	

MPLS Passive House Duplex will produce **less embodied carbon** using **readily available**, **efficiently manufactured** and **cost-neutral** materials

Team and Experience

HEIRLOOM PROPERTIES

Operating Partner of LLC
Project Developer

Dupont 37 LLC
“ P r o j e c

Investors at LLC Formation

Crowdfunding Investors

Via Reg CF Funding Portal
Small Change *(smallchange.co)*

Design and Construction Team







10 BELOW ARCHITECTURE

perma

ELECTRIC HOUSING

Liscense No. 20579871
RJ STEGORA INC
CUSTOM HOMES & REMODELING

Heirloom Founders: Jim and Faith Kumon



Jim

- Principal at Electric Housing: Implementation Consultant for cities, nonprofit development companies and small developers on sustainable missing middle housing

- Founder of Incremental Development Alliance, a nonprofit focused on fostering small scale housing & commercial development

- Trained over 2,000 people on missing middle development and implementation

- PHIUS certified builder

- Partner at Neighborhood Evolution



Faith

- Affordable housing developer at a nonprofit; managed over $100 million in new construction housing

- Currently leading 3030 Nicollet, a project with 110 units of housing over a rebuilt Wells Fargo and 4 commercial condos. Sustainable features include a geothermal system, solar & a rainwater harvesting system; includes 3 IRA credits (Energy Star MF, geothermal, solar)

- Led public private partnerships focused on sustainability, transportation & housing

HEIRLOOM PROPERTIES

MN Middle Housing –Model Building Types

MN Middle Buildings - IRC Models

By ELECTRIC HOUSING


©Electric Housing LLC
125'
40'
26' Wide House
& Carriage House
40'
26' Wide House,
Plus Suite
80'
Row House
40'
Stacked Duplex
(1 bd.)
40'
Stacked Duplex
(2 bd.)
50'
Side to Side Duplex

ELECTRIC HOUSING

MN Middle Buildings - IRC Alley Infill Models

By ELECTRIC HOUSING


©Electric Housing LLC
Backyard Cottage
40'
Carriage House
(1 bd.)
40'
Carriage House
(2 bd.)
40'
40'
Backyard Duplex

ELECTRIC HOUSING

Minneapolis and St. Paul has a limited amount of land.
To accommodate more people, we can put multiple units on a lot.

Project Experience

The Sundial Building

Heirloom Properties (Developer and Property Manager)
Project Completed 2023

12 Units – Studio, 1 and 2 Bedroom
All Electric
Heat Pumps Mini-Splits & ERVs
Rainwater Harvesting
Triple-Pane Windows
33 kW Solar PV System
Targeted Net Zero Energy:
Living Building Challenges
Zero Energy Certification



HEIRLOOM
PROPERTIES

Project Experience

Kalamazoo
Duplex + Carriage House

Electric Housing consultant to
City of Kalamazoo (Funder) and
Kalamazoo Neighborhood Housing Services (Developer)
Project Completed 2022

3 Units – 1, 2 and 3 Bedroom

All Electric
Heat Pumps Mini-Splits & ERVs
Triple-Pane Windows
12 kW Solar PV System
Zero Energy Ready Home



ELECTRIC HOUSING

Sustainable Systems for Missing Middle Buildings



The Sundial Building

Kalamazoo Duplex + Carriage House





Project Financing

Sources	Cost	Per Unit	% of Total
Construction Loan	$ 936,500	$ 312,167	60%
Class A Investors	$ 130,000	$ 43,333	8%
Class B Crowdfunding Investors	$ 250,000	$ 83,333	16%
Deferred Fee, Op. Partner Cash, Grants, Rebates	$ 248,000	$ 82,667	16%
Total Sources	**$ 1,564,500**	$ 521,500	100%

Uses	Cost	Per Unit	% of Total
Acquisition Total	$ 350,000	$ 116,667	22%
Construction Hard Cost Total	$ 1,034,500	$ 344,833	66%
Developer Fee	$ 75,000	$ 25,000	5%
Crowdfunding Equity Return	$ 25,000	$ 8,333	2%
Other Soft Cost Subtotal	$ 80,000	$ 26,667	5%
Total Development Cost	**$ 1,564,500**	$ 521,500	100%

Refinancing:

80% LTV, 30 year mortgage Sale to Owner Occupant, appraisal assumed at cost

Sale facilitates return of principal equity capital ~$250,000 after 15 months

Interest payment to investors in the operating year to follow through LLC from cash flow

INCOME SUMMARY

Unit Type	Rentable SF	Number of Units	Monthly Rent by Unit	Net Rent PSF	Annual Rent by Unit Type
1 Bedroom, 1 Bath Over Garage	575	1	$1,550	$2.70	$18,600
4 Bed, 4 Bath, 2 Den + Basement	2,750	1	$4,500	$1.64	$54,000
3 Bedroom, 2 Bathroom	1,375	1	$2,950	$2.15	$35,400
Total		**3**			**$108,000**
Average			*$3,000*	*$2.16*	
Gross Building Square Footage	5,601				

Income Totals	% of GOI	Per SF	Per Unit/ Month	Per Unit/Year	Total/Year
Gross Potential Income		$19.28	$3,000	$36,000	$108,000
Vacancy Expense	5%	-$0.96	-$150	-$1,800	-$5,400
Gross Operating Income		$18	$2,850	$34,200	$102,600
Operating Expenses	13%	-$2.29	-$356	-$4,275	-$12,826
Net Operating Income (NOI)			$2,494	$29,925	**$89,774**

Seeking an investment without fossil fuels?

- Morningstar Report: Only 16 Mutual Funds have no fossil fuels; 11 are less than 1%

- Rather than name investments" see   be created

- Or you can invest locally with people you know who will advance green building implementation in Minneapolis and Minnesota (and who give back to our community)

SUSTAINABLE INVESTING

Which Sustainable Funds Are Fossil-Fuel-Free?

Morningstar research shows that despite the overall growth of sustainable funds, fossil-fuel-free funds still make up a small percentage of this universe.

By Jon Hale, Morningstar Research Services LLC

Across the diversified U.S., non-U.S., and global-equity sustainable equity funds, we found:

- 16 funds had no fossil-fuel involvement in their most recent portfolio.
- 11 funds had less than 1% fossil-fuel involvement.

Anticipated Project Timeline

Month 1 - All Investor Contributions to Escrow

Month 2 - Land Transaction / Construction Loan Secured

Month 3 - Pre Construction Ordering / Contracting

Months 4-12 - Construction

Months 13-14 - Lease Up and Project Sale/Refinancing

Month 15 - Return of Principal - All Investors

By Month 24 - Return of Interest – Crowdfunding Investors

By Month 27 - Return of Interest – Accredited Investors



Thank You

We look forward to answering your questions and collaborating to build net zero, low carbon middle scale housing in Minneapolis

Jim Kumon

jim@heirloomproperties.net

612-875-1196

Faith Kumon

faith@heirloomproperties.net

612-578-6395

EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF CLASS B SHARES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY OR EVEN MORE. THE PURCHASE OF CLASS B SHARES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying Class B Shares is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on a number of factors, including some beyond our control. Nobody guaranties that you will receive distributions, and you might lose some or all of your money.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which are uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. The real estate market has been in an upswing for 10 years, suggesting that a downturn might be in the near future.

Risks of Inflation and Rising Interest Rates: During 2022 consumer-level inflation reached levels not seen for 40 years, and the Federal Reserve has responded by raising interest rates significantly over the last 12 months. Historically, rising interest rates have been associated with lower real estate values because potential buyers cannot afford the higher mortgage payments. In addition, if inflation reduces real wages, it could affect the ability of tenants to pay rent.

Project-Specific Risks: The Project and Company are exposed to the following risks in addition to the other risks discussed here, as follows:

- The Project relies on various grant sources and other funding sources that, while committed, have not yet been disbursed. Such funding sources could be changed or eliminated based on governmental political or budgetary changes or timing of Project completion.

- The Company intends to allocate profits and losses exclusively to Class A Members, while this would simplify tax filings for Class B Members, it also might result in more income tax liability for Class B Members than if this were not the case. Additionally, while the Company does not believe this to be the case, there is a risk that such allocations may not be respected by the Internal Revenue Service for a lack of economic effect, which could add additional accounting and tax preparation fees.

- The Company intends to sell the Project following completion. In the event the Company is unable to find a purchaser willing to pay the projected sale price, the Company may need to rent the Project instead, which would delay investor returns and might result in reduced profits as rental income and operational expenses have not been anticipated in detail.

Project Value Could Decline: Factors that could cause the value of the Project to remain stable or decline include, but are not limited to:

- The continuing effects of the COVID-19 pandemic

- Changes in interest rates

- Competition from new and existing properties

- Changes in national or local economic conditions

- Environmental contamination or liabilities

- Changes in the local neighborhood

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects

- Regulatory changes

- Other events outside the Company's control

Lower-Than-Expected Occupancy Levels and/or Rents: There is no guaranty that the Project will achieve or sustain the occupancy or rent levels anticipated by our financial models. For example, a deterioration in general economic conditions caused by COVID-19 could put downward pressure on rents and occupancy levels in residential properties or prevent us from raising rents in the future. Similarly, the pandemic has called into question the need for and value of office space, possibly creating downward pressure on commercial valuations. Competition, especially from newer buildings with greater amenities, could have the same effect.

Incomplete Due Diligence: The Manager has performed significant "due diligence" on the Project, meaning it has sought out and reviewed information about the Project. However, due diligence is as much an art as a science. As a practical matter, it is simply impossible to review all of the information about a given piece of real estate and there is no assurance that all of the information the Manager has reviewed is accurate or complete in all respects. For example, sometimes important information is hidden or simply unavailable, or a third party might have an incentive to conceal information or provide inaccurate information, and the Manager cannot verify all the information it receives independently. It is also possible that the Manager will reach inaccurate conclusions about the information it reviews.

Environmental Risks: As part of its due diligence, the Manager will conduct an environmental assessment of the Project. However, no assessment is guaranteed, meaning that we could discover environmental contamination in the Project only after we buy it. Under Federal and State laws, the owner of real estate can be fully liable for environmental cleanup even if the owner did not cause the contamination and had no knowledge of the contamination when it acquired the property.

Liability for Personal Injury: As the owner of rental real estate, the Company will face significant potential liability for personal injury claims, *e.g.*, "slip and fall" injuries. Although the Company expects to carry insurance against potential liability in amounts we believe are adequate, it is possible that the Company could suffer a liability in excess of its insurance coverage.

Limited Warranties from Seller: The Company will likely obtain from the sellers of the Project only very limited warranties. In effect, the Company will buy the Project on an "as is" basis.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the Project, even if we carry adequate insurance. Climate change has increased the risk of unusual and destructive weather events.

Uninsured Losses: We will try to ensure that the Project is covered by insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. If the Project was damaged or destroyed as a result of an uninsured or under-insured risk, the Company could suffer a significant loss.

Need for Additional Capital: The Company might require more capital, whether to finance cost overruns, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors.

Dilution of Ownership Interest: If the Company needs more capital, it might sell Class B Shares at a lower price than you paid, resulting in "dilution" of your interest.

Operating Expenses: The costs of operating real estate – including taxes, insurance, utilities, and maintenance – tend to move up over time, even if the value of the real estate remains stagnant or declines. The Company will have little or no control over many of its expenses.

ADA Compliance: The Project will be subject to the Americans with Disabilities Act of 1990 (the "ADA"), which requires certain buildings to meet certain standards for accessibility by disabled persons.

Complying with the ADA can be expensive and burdensome, and the failure to comply could lead to sanctions and expensive delays.

Construction Risks: The Project may require some construction, either ground-up construction or expensive renovations and/or modifications. Any construction project involves risk, including the risk of delays, cost overruns, unavailable materials, labor shortages or unrest, of inclement weather, and construction-site injuries, among others.

Real Estate is Illiquid: Real estate is illiquid, meaning it is harder to sell than other kinds of assets, like publicly traded stocks. There is no guaranty that we will be able to sell the Project when we want or need to sell it. In fact, the overall economic conditions that might cause us to want or need to sell the Project – a prolonged market downturn, for example – are generally the same as those in which it would be most difficult to sell it.

Risks of Relying on Third Parties: We will engage third parties to provide some essential services. If a third party we retain performs poorly or becomes unable to fulfill its obligations, our business could be disrupted. Disputes between us and our third-party service providers could disrupt our business and may result in litigation or other forms of legal proceedings (*e.g.*, arbitration), which could require us to expend significant time, money, and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Company against such claims.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Company. You should consider buying Class B Shares only if you are willing to entrust all aspects of the Company's business to the Manager.

Reliance on Management Team: The Manager is a small company, with a small management team. If any of our principals were to die, become seriously ill, or leave, it could damage our prospects.

Risk of Inaccurate Financial Projections: The Company might provide prospective investors with financial projections, based on current information and our current assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe rents will increase" is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement "We believe rents will increase" is not like the statement "We believe the sun will rise in the East tomorrow." It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Market for the Class B Shares; Limits on Transferability: The LLC Agreement prohibits you from transferring Class B Shares for any reason. In the event of your death, the Company and other Members will have the ability to repurchase your shares, for the amount of your initial contribution, which could be less than the potential value of the Shares at such time. You should plan to own your Class B Shares until the Project is sold.

No Registration Under Securities Laws: Neither the Company nor the Class B Shares will be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Class B Shares are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Class B Shares are being offered pursuant to Reg CF. Reg CF does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we have tried to provide all the material information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and the Project, we will not provide nearly all of the information that would be required of a public reporting company.

Reduction in Your Subscription: If we receive subscriptions from accredited investors for more than the total amount we are trying to raise in this Offering, we have the right to (1) increase the amount of money we are raising, (2) reject some of the subscriptions, or (3) reduce subscriptions. Thus, you could end up with fewer Class B Shares than you intended, or none at all.

Lack of Cash to Pay Tax Liabilities: The Company will be treated as a partnership for Federal income tax purposes. As such, the taxable income and losses of the Project will "pass through" the Company and be reported on the tax returns of Investors. It is possible that for one or more years, the tax liability of an

Investor arising from his, her, or its share of the Company taxable income would exceed the cash distributed to the Investor for the year in question, leaving the Investor with an out-of-pocket tax cost.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For example:

- It might be in the best interest of Investors if our management team devoted their full time and attention to the Company. However, the Company is only one of the businesses our team will manage.

- It is possible that our Manager will be involved with real estate projects that are competitive with the Project, directly or indirectly.

- The fees to be paid by the Company to the Manager and its affiliates were established by the Manager and were not negotiated at arm's length.

The Subscription Agreement Limits Your Rights: The Investment Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Class B Shares:

- In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Minneapolis, which might not be convenient for you.

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

The LLC Agreement Limits Investor Rights: The LLC Agreement limits your rights in some important respects. For example:

- The LLC Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the LLC Agreement waives any "fiduciary duties" the Manager would otherwise owe to Investors.

- The LLC Agreement limits your right to obtain information about the Company and to inspect its books and records.

- You waive your right to have the Company dissolved by a court.

- Disputes under the LLC Agreement will be governed by Minnesota law and handled in Minnesota courts.

- The LLC Agreement restricts your right to sell or otherwise transfer your Class B Shares.

Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.

THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.
PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.

EXHIBIT C: REG CF INVESTMENT AGREEMENT

DUPONT 37 LLC

This is an Investment Agreement, entered into on _____ by and between Dupont 37 LLC (the "Company") and _____ ("Purchaser").

Background

I.   The Company is offering for sale certain of its securities on www.SmallChange.co (the "Platform").

II.   The Company and its members are parties to an agreement captioned "Operating Agreement of Dupont 37 LLC" (the "LLC Agreement").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C on the Platform (the "Disclosure Document"). In addition, the Company is sometimes referred to in this Investment Agreement using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2.   **Purchase of Shares**.

    2.1.   **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company a limited liability company interests designated as _____ [Number of Shares] "Class B Shares" for _____ [Purchase Price] (the "Shares").

    2.2.   **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we have the unilateral right to, and may, reduce your subscription and therefore the amount of your Shares. We will notify you promptly if this happens.

3.   **Right to Cancel**. Once you sign this Investment Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to forty-eight (48) hours before the closing of the offering, or (ii) if there is a material change in the offering.

4.   **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5.   **Your Shares**. You will not receive a paper certificate representing your Shares. Instead, your Shares will be available electronically.

6.   **Your Promises**. You promise that:

6.1.   **Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2.   **Review of Information**. You have read all of the information in the Disclosure Document and its Exhibits, including the LLC Agreement.

6.3.   **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4.   **Third Party Account**. You understand that your money will first be held in an account in one or more third-party financial institutions. If any of these financial institutions became insolvent your money could be lost.

6.5.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6.   **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Shares.

6.8.   **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the Shares or made any finding relating to the value or fairness of the investment.

6.9.   **No Transfer**. You understand that securities laws limit transfer of the Shares. Finally, there is currently no market for the Shares, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Shares indefinitely.

6.10.   **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11.   **Tax Treatment**. We have not promised you any particular tax outcome from buying, holding or selling the Shares.

6.12.   **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13.   **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

6.14.   **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or "distribute" any part of them.

6.15.   **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16.   **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

6.17.   **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18.   **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19.   **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

6.20.   **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21.   **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

6.22.   **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23.   **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24.   **Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then you represent that (i) the offer and sale of stock is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25.   **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1. **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2. **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.3. **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26.   **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1. **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2. **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3. **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4. **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

6.26.5. **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.6. **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7.   **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Shares.

8.   **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the amount you paid for them.

9.   **Execution of LLC Agreement**. If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink.

10.   **Governing Law**. Your relationship with us shall be governed by the internal laws of Minnesota, without considering principles of conflicts of law.

11.   **Arbitration**.

11.1.   **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Shares (but not your ownership of Shares or the operation of the Company), either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the LLC Agreement will be handled in the manner described in the LLC Agreement.

11.2.   **Place of Arbitration; Rules**. All arbitration will be conducted in Minneapolis, Minnesota, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3.   **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4.   **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5.   **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12.   **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13.   **Notices**. All notices between us will be electronic. You will contact us by email at jim@heirloomproperties.net. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14.   **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15.   **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16.   **Effect of Acceptance**. Even when we accept your subscription by counter-signing below, you will not acquire the Shares until and unless we have closed on the Offering, as described in the Disclosure Document.

17.   **Miscellaneous Provisions**.

   17.1.   **No Transfer**. You may not transfer your rights or obligations.

   17.2.   **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

   17.3.   **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

   17.4.   **No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

17.5.   **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED: Dupont 37 LLC

A Minnesota limited liability company

By: _____

Jim Kumon, Manager

EXHIBIT D: LLC AGREEMENT

OPERATING AGREEMENT
OF
Dupont 37 LLC

Minnesota Statutes Chapter 322C
manager-managed limited liability company

Table of Contents

This Operating Agreement (this "Agreement"), is made and entered into to be effective as of June 1, 2024 (the "Effective Date") by and among the person(s) identified as the Initial Members on the signature page attached to this Agreement and such persons who have entered into and delivered an executed and binding Investment Agreement between such person and the Company (hereinafter such person(s) are referred to collectively as the "Members" and individually as a "Member") and Dupont 37 LLC, a Minnesota limited liability company (the "Company").

BACKGROUND

James Kumon, as organizer, organized the Company by filing the Articles with the Minnesota Secretary of State on May 6, 2024.

Each Member (i) is familiar with the business plan of the Company, (ii) has reviewed this Agreement and has had the opportunity to consult with such Member's legal, tax and financial accounting advisors regarding this Agreement, and (iii) desires to enter into this Agreement effective as of the Effective Date with the intention that this Agreement be the Company's sole operating agreement for purposes of the Revised Act.

In consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, all of the Members hereby agree as follows:

ARTICLE ONE
OPERATING AGREEMENT

1.1 **Operating Agreement**. Subject only to Section 322C.0110 Subd. 2 and Subd. 3 of the Revised Act, the Members intend that this Agreement govern all aspects of the relations among the members as members and between the Members and the Company, the rights and duties under the Revised Act of a person in the capacity of a manager, or a governor, the activities of the Company and the conduct of those activities, the means and conditions for amending the Operating Agreement, and all other matters related to the Company that may be set forth in an operating agreement (as that term is defined in the Revised Act). During the entire term of this Agreement, the provisions of this Agreement shall supersede any provisions of the Revised Act, as they now exist or as may be subsequently amended or restated, that are inconsistent or conflict with the provisions of this Agreement to the maximum extent permitted by law. Notwithstanding Section 322C.0102, Subd. 17 of the Revised Act, all of the Members acknowledge and agree that this Agreement shall be the sole and entire operating agreement (as that term is defined in the Revised Act) among all the Company's Members (including any exhibits, schedules or annexes to this Agreement), and shall not be amended except in writing in accordance with Section 11.1 of this Agreement, and this Agreement, as the same may be amended in writing from time to time, shall supersede all oral or implied agreements, arrangements, or understandings of the Members regarding the subject matter of this Agreement.

1.2 **Ratification of Certain Acts**. The Company and each Initial Member hereby adopt, approve, and ratify all actions taken by the Company's organizer.

1.3 **Certain Interpretive Matters**. In construing this Agreement the Members intend that:

(a)   the captions of the articles, sections, or subsections in this Agreement are inserted for convenience in locating the provisions of this Agreement and not as an aid in its construction;

(b)   no consideration may be given to the fact or presumption that one party had a greater or lesser hand in drafting this Agreement;

(c)   examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

(d)   the word "includes" and its derivatives means "includes, but is not limited to," and corresponding derivative expressions;

(e)   a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(f)   the meanings of the defined terms are applicable to both the singular and plural forms thereof;

(g)   all references to prices, values, or monetary amounts refer to United States dollars;

(h)   all references to articles, sections, paragraphs, clauses, exhibits, or schedules refer to articles, sections, paragraphs, and clauses of this Agreement, and to exhibits or schedules attached to this Agreement, unless expressly provided otherwise;

(i)   each exhibit and schedule to this Agreement is a part of this Agreement and references to the term "Agreement" are deemed to include each such exhibit and schedule to this Agreement except to the extent that the context indicates otherwise, but if there is any conflict or inconsistency between the body of this Agreement and any exhibit or schedule, the provisions of the body of this Agreement will control;

(j)   the words "this Agreement," "herein," "hereby," "hereunder," and words of similar import refer to this Agreement as a whole and not to any particular article, section or other subdivision, unless expressly so limited;

(k)   the word "or" is disjunctive but not necessarily exclusive; and

(l)   all references to agreements or laws are deemed to refer to such agreements or laws as amended or revised or as in effect at the applicable time, including corresponding provisions of future agreements or laws.

ARTICLE TWO
BUSINESS PURPOSES, OFFICES, AND RELATED MATTERS

2.1 **Name; Business Purpose**. The name of the Company is "Dupont 37 LLC". The purpose of the Company shall be to acquire, own, develop, manage, lease and ultimately sell the Duplex and Carriage House located at 1015 West 37th Street, Minneapolis MN 55409 (the "Property"), as described more fully in the Investor Disclosure Packet of the Company to be subsequently made available on www.smallchange.co, as amended (the "Disclosure Document"), and engage in any other business in which limited liability companies may legally engage under the Act. In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

2.2 **Powers**. In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company will have all of the powers specifically granted by the Revised Act and all other powers necessary or convenient to its business and purposes.

2.3 **Principal Place of Business**. The Company's principal place of business will be located at 15 West 37th Street, Suite 3, Minneapolis, Minnesota 55409 or at such other place as the Manager may determine from time to time.

2.4 **Registered Office and Registered Agent**. The location of the registered office of the Company in the State of Minnesota are stated in the Articles. The registered office and registered agent of the Company in the State of Minnesota may be changed, from time to time, by the Manager.

2.5 **Amendment of the Articles**. The Company may amend the Articles at such time or times and in such manner as may be required by this Agreement or the Revised Act, as the case may be.

ARTICLE THREE
SHARES, CAPITAL CONTRIBUTIONS, AND LOANS

3.1 **Shares.** As of the date of this Agreement, the limited liability company interests of the Company shall be denominated by One hundred and fifty-two (152) "Shares," of which Fifty-two (52) shall be denominated as "Class A Shares" and one hundred (100) as "Class B Shares." All of the Class A Shares shall be owned by the Class A Members and all of the Class B Shares are currently owned by the Manager. The Manager may sell all Class B Shares to Crowdfunding Investors via funding portal NSSC Funding Portal LLC, commonly known as Small Change, provided each such Crowdfunding Investor executes and delivers an Investment Agreement satisfactory to the Manager, in the Manager's sole discretion. The membership classes, Class A Members and ownership percentages are listed in Schedule 1, Members and Ownership.

3.2 **Number of Shares.** The Manager may create up to a total of 100 Class A Shares and up to a total of 100 Class B Shares as the Manager may determine in its sole discretion ("New Shares").

3.3 **Capital Contributions**. Upon the execution of this Agreement, each Member will make an Initial Capital Contribution to the capital of the Company in the amount set forth opposite such Member's name on Schedule 1. Class A Members shall be required to contribute capital to the

Company as outlined in Schedule 1. The Manager shall not be required to contribute to the Company unless, and to the extent that, it chooses to become a Class A Member and make contributions as such. Class B Members shall be required to contribute the amount of capital set forth in his, her, or its Investment Agreement with the Company and can only contribute money. Capital contributions for Class A Members may include money, property or other basis eligible expenses. The capital contributions of Members are referred to in this Agreement as "Capital Contributions."

3.4 **Additional Capital Contributions; Preemptive Rights**. The Manager may from time to time, with the approval of a Super-Majority in Interest of the Class A Members, cause the Company to raise additional capital from the Members (a "**Capital Call**").

(a) **Raising Additional Capital**. If the Manager determines that the Company requires additional capital ("**Additional Capital**"), in the form of Capital Contributions other than the Class A Members' Initial Capital Contributions, in order to enable the Company to pay its operating expenses, to meet its obligations in a timely fashion, to maintain sufficient working capital, to make any other expenditures necessary or desirable to carry out its objectives or for any other purpose whatsoever, and if the Manager obtains the written approval of a Super-Majority in Interest of the Class A Members, then the Manager, on behalf of the Company, shall call for such Additional Capital by written notice to Class A Members. Each Class A Member shall be required to deliver the Member's Share (defined below) of such Additional Capital to the Company on or before the 15th day after the date on which such notice was given, and on the receipt of such Share, each Class A Member's Capital Account shall be increased by the amount of the Class A Member's Share. Each Class A Member's "**Share**" of the Additional Capital shall equal the product of the Additional Capital and such Member's Percentage Interest.

(b) **Contributing and Non-Contributing Members**. If any Class A Member (a "**Non-Contributing Member**") fails to advance all or any portion of the Member's Share of any Capital Increase called for by the Company within a 15-day time period another Member (a "**Contributing Member**") may contribute all of the amount which such Non-Contributing Class A Member failed to advance. In such event, and following such contributions, the Non-Contributing and Contributing Class A Members' respective Percentage Interest shall be adjusted by the total amount of respective new Class A Shares issued to satisfy the Capital Call.

(c) **No Other Preemptive Rights**. In connection with a Capital Call, Class A Members will have only the preemptive rights described in this Section 3.4, and no Class A Member will have any other preemptive rights to make an investment in the Company with respect to a Capital Call by reason of such Class A Member's ownership of an Interest in the Company. In the event of a proposed Capital Call, each Class A Member as of such record date (not exceeding 70 days preceding the date for the allotment of rights) as fixed therefore by the Manager (or, if no record date is set, as of the 50th day preceding the date of such proposed Capital Call (the "**Record Date**") will have the preemptive right to invest in the Company on the same basis as the proposed Capital Call in an amount equal to the Percentage Interest held by such Class A Member on the Record Date multiplied by the amount of capital being raised in such Capital Call. The Manager may fix the period within which such right may be exercised, which period, however, will extend for not less than seven days nor more than 30 days after notice of such right is given to the Class A Members. Unless such right is exercised within such period, such right will, upon the expiration of such period, be deemed to be waived for all purposes in respect of such proposed Capital Call.

3.5 **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his, her, or its Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder

3.6 **Capital Withdrawal Rights, Interest, and Priority**. Except as expressly provided in this Agreement, no Member is entitled to withdraw or reduce such Member's Capital Account or to receive any Distributions. No Member is entitled to demand or receive any Distribution in any form other than in cash. No Member is entitled to receive or be credited with any interest on the balance in such Member's Capital Account at any time. Except as may be otherwise expressly provided herein, no Member has any priority over any other Member as to the return of the balance in such Member's Capital Account.

3.7 **Loans**. The Manager or its affiliates may, but shall not be required to, lend money to the Company in the Manager's sole discretion. The Manager may also elect to raise some or all of the additional funds needed in connection with the operation of the Company by offering Members the opportunity to provide a loan to the Company pursuant to, and upon the terms set forth in, this Section 3.7 and in Section 3.8. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to the Company ("Member Loans") shall bear interest at the higher of (i) the prime rate of interest designated in the Wall Street Journal on any date within ten (10) days of the date of the loan; or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

3.8 **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

3.9 **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

a) No Member shall be required to contribute any additional capital to the Company;

b) No Member may withdraw any part of his, her, or its capital from the Company;

c) No Member shall be required to make any loans to the Company;

d) Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans; Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

e) No Member shall be liable to any other Member for the return of his, her, or its capital.

ARTICLE FOUR
ALLOCATIONS AND DISTRIBUTIONS

4.1 **Distributions of Net Capital Proceeds.** Within thirty (30) days after a Capital Transaction or at such other times as the Manager shall determine, the Company shall distribute its Net Capital Proceeds:

(a) First, to all Class B Members, pro rata, in accordance to his, her, or its Class B Shares until each Class B Member has received his, her, or its Unreturned Investment and return of 10% of the Initial Capital Contribution.

(b) Second, to all Class A Members, pro rata with respect to his, her, or its Percentage Interests, until each Class A Member has received his, her, or its Unreturned Investment.

(c) Third, to all Class A Members until each Class A Member has received his, her, or its return of a flat 12% of the Initial Capital Contribution.

(d) Forth, any remainder to the Manager.

All distributions to the Members will be made as Automated Clearing House (ACH) deposits or wire transfers into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions or wire transfers into a designated Member account, distributions to such Member will be made by check and mailed to such Member.

4.2 **Liquidation Distributions**. Liquidation Proceeds will be distributed in the following order of priority:

(a) First, to discharge the Company's obligations to creditors, including to Members that are creditors, as set forth in Section 322C.0707 Subd. 1 of the Revised Act.

(b) Second, to fulfill the obligations for a distribution following a Capital Transaction, as described in Section 4.1 above.

(c) Third, and notwithstanding Section 322C.0707 Subd. 2 of the Revised Act, the remainder to the Manager.

4.3 **Income, Losses, and Distributive Shares of Tax Items**. The Company's Income or Loss, as the case may be, for each fiscal year of the Company, as determined in accordance with such method of accounting as may be adopted for the Company pursuant to ARTICLE FOUR, will be allocated to the Class A Members for both financial accounting and income tax purposes as set forth in this ARTICLE FOUR, except as otherwise provided for herein or unless all Class A Members agree otherwise.

4.4 **Allocation of Income, Loss, and Credits**.

(a)   Income or Loss (other than from transactions in liquidation of the Company) and Credits for each fiscal year will be allocated among the Class A Members in accordance with their Percentage Interests. To the extent there is any change in the respective Percentage Interests of the Members during the year, Income, Loss, and Credits will be allocated among the pre-adjustment and post-adjustment periods as provided in Section 10.12 (k).

(b)   Income from transactions in liquidation of the Company will be allocated among the Members in the following order of priority:

i.   first to those Class A Members, if any, with negative Capital Account balances (determined prior to taking into account any Distributions pursuant to Section 4.2) in the ratio that such negative balances bear to each other until all such Members' Capital Account balances equal zero; then

ii. the remainder to the Class A Members in accordance with their respective Percentage Interests.

(c)   Losses from transactions in liquidation of the Company will be allocated among the Class A Members in the following order of priority:

i.   first to those Class A Members, if any, with positive Capital Account balances (determined prior to taking into account any Distributions pursuant to Section 4.2) to cause such Capital Accounts to be in proportion to each Member's Percentage Interests and thereafter in proportion to Percentage Interests until all such Members' Capital Account balances equal zero; then

ii. the remainder to the Class A Members in accordance with their respective Percentage Interests.

(d) Special Rules in ARTICLE TEN Miscellaneous may apply.

4.5 **No Priority**. Except as may be otherwise expressly provided herein, no Member has priority over any other Member as to Company capital, income, gain, deductions, loss, credits, or distributions.

4.6 **Tax Withholding**. Notwithstanding any other provision of this Agreement, the Manager is authorized to take any action that they determine to be necessary or appropriate to cause the Company to comply with any withholding requirements established under any federal, state or local tax law, including withholding on any distribution to any Member. For all purposes of this ARTICLE FOUR, any amount withheld on any distribution and paid over to the appropriate governmental body will be treated as if such amount had in fact been distributed to the Member.

4.7 **Reserves.** The Manager may establish, maintain, and expend Reserves to provide for working capital, for future maintenance, repair or replacement of any Property, for debt service, for future investments and for such other purposes as the Manager may deem necessary or advisable.

ARTICLE FIVE
MANAGEMENT

5.1 **Management by the Manager**. The business and affairs of the Company shall be managed by the Manager and, except as expressly set forth in this Agreement, all matters relating to the activities of the Company shall be decided exclusively by the Manager. The Manager shall be a "manager" as that term is defined in Section 322C.0102 Subd. 13 of the Revised Act, and the Company shall be a "manager-managed limited liability company" as that term is defined in Section 322C.0102 Subd. 14 of the Revised Act.

5.2 **Manager Authority**. Except as otherwise expressly provided in this Agreement, the Manager or persons designated by the Manager for such purpose, including Officers and agents authorized by the Manager for such purpose, shall be the only persons authorized to execute documents which shall be binding on the Company. To the fullest extent permitted by the Revised Act, and notwithstanding Section 322C.0407 Subd. 3(4) of the Revised Act, the Manager shall have the exclusive power to do any and all acts, statutory or otherwise, with respect to the Company or this Agreement, which would otherwise be possessed by the Members under the laws of the State of Minnesota, and the Members, in that capacity, shall have no power whatsoever with respect to the management of the business activities and affairs of the Company. The Members shall have no authority to bind the Company and, except as provided in Section 5.4, the Members will have no other right to approve any action or vote on any matter except with respect to provisions which many not be varied, eliminated or restricted by an operating agreement pursuant to Section 322C.0110 Subd. 3 of the Revised Act. Except as provided in Section 5.4, the power and authority granted to the Manager hereunder shall include all those necessary or convenient for the furtherance of the purposes of the Company and shall include the power to make all decisions with regard to the management, operations, assets, financing and capitalization of the Company, including without limitation, the power and authority to undertake and make decisions concerning:

(a)   hiring and firing employees of the Company;

(b)   hiring and firing attorneys, accountants, brokers, investment bankers and other advisors and consultants who are not employees of the Company;

(c)   entering into leases for real or personal property;

(d)   opening and/or closing any offices;

(e)   opening bank and other deposit accounts and operations thereunder;

(f)   purchasing, constructing, improving, developing, maintaining and disposing of real property;

(g)   purchasing insurance, goods, supplies, equipment, materials and other personal property;

(h)   borrowing money, obtaining credit, issuing notes, debentures, securities, equity or other interests of or in the Company and securing the obligations undertaken in connection therewith with mortgages on and security interests in all or any portion of the real or personal property of the Company;

(i)   selling, leasing, transferring, or otherwise disposing of all of, or any part of, the Company's property and assets in the usual and regular course of the Company's business;

(j)   granting a security interest in all of, or any part of, the Company's property and assets, whether or not in the usual and regular course of the Company's business;

(k)   making investments in or acquiring securities of any Person;

(l)   giving guaranties and indemnities;

(m)   entering into contracts or agreements;

(n)   forming subsidiaries or joint ventures;

(o)   compromising, arbitrating, adjusting and litigating claims in favor of or against the Company; or

(p)   undertaking any other acts or activities necessary or desirable for the carrying out of the purposes of the Company.

5.3 **Actions not Delegable by Manager**. Notwithstanding the provisions of Section 5.2 above, the Manager is authorized to delegate any of its powers in its sole judgment to other agents of the Company, except that specific duties and actions enumerated in Sections 5.2(a)–5.2(o) are reserved to the Manager and may *not* be delegated to any agent the Company.

5.4 **Certain Actions Requiring Member Consent**. Notwithstanding the provisions of Section 5.2 above, the Manager shall not, without obtaining the affirmative consent of all of the Class A Members, approve a merger, conversion, or domestication under Sections 322C.1001 to 322C.1015 of the Revised Act.

5.5 **Termination of Manager**. Notwithstanding Section 322C.0407 Subd. 3(5) of the Revised Act, the Manager shall serve until such time as he/she/it voluntarily resigns, voluntarily retires, dies, or is removed for Cause by a Majority in Interest of the Class A Members. In the event of the Manager's resignation, retirement, death, or removal for Cause, Faith Kumon shall serve as the Manager until a new Manager is appointed by a Majority in Interest of the Members. As used in this Agreement, "**Cause**" means fraud, gross misconduct, neglect, of duties or commission of illegal activities which would subject the Manager to statutory disqualification as such events are adjudicated by a court of law and finally found against the Manager.

5.6 **No Employment Rights**. This Agreement does not, and is not intended to, confer upon any Member or Manager any rights with respect to continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Member or Manager.

5.7 **Elimination of Fiduciary Duties of the Manager**. Except as otherwise set forth in this Agreement, in performing his/hers/its rights and obligations as the Manager, such person shall have no fiduciary duties to the Company and such duties are hereby eliminated to the fullest extent permitted by the Revised Act, including, but not limited to, the duties specified in Section 322C.0409 Subd. 7 of the Revised Act. Notwithstanding the foregoing, any such elimination of the duty of care shall not extend to or authorize any intentional misconduct or a knowing violation of law. In furtherance of the foregoing and to the extent not eliminated by the foregoing or as may not be eliminated pursuant to the Revised Act:

(a) **Duty of Care of the Manager**. Subject to the business judgment rule, the duty of care of the Manager in the conduct of the Company's activities is to act with the care that a person in a like position would reasonably exercise under similar circumstances and in a manner the Manager reasonably believes to be in the best interests of the Company. In discharging this duty, the Manager may rely in good faith on opinions, reports, statements, or other information provided by another person that the Manager reasonably believes is a competent and reliable source for the information.

(b) **Duty of Loyalty**. Each Member has entered into this Agreement with the full knowledge and awareness that the Manager is a Member (and therefore has a significant financial or otherwise conflicting interest in such Member or such affiliate) and may also be a *shareholder, owner, member, and manager of other entities that compete with the Company*. Knowing this, and notwithstanding anything to the contrary in Section 322C.0409 of the Revised Act, each Member acknowledges and agrees that it entered into this Agreement without any expectation that the Manager would be required to exclusively consider the interests of the Company in any matter. Each Member further acknowledges and agrees that, when voting or taking any other action, the Manager is free to consider the interests of any Member or one or more of its Affiliates without considering whether such vote or other action serves the interests or is in the best interest of the Company. Accordingly, when the Manager causes the Company to take any action, it shall be entitled to consider only such interests and factors as the Manager desires, including the Manager's own interests, and the Manager shall have no duty or obligation to give any consideration to any interest of or factors exclusively affecting the Company. Whenever in this Agreement the Manager is permitted or required to make a decision in "good faith," the Manager shall act under this express standard and shall not be subject to any other or different standard imposed by this Agreement (other than for purposes of Section 5.9) or any other applicable law.

(c) **Elimination of Certain Fiduciary Duties Not Manifestly Unreasonable**. Each member was advised by counsel in entering into this agreement and is fully apprised and aware of all implications and consequences of entering into this agreement. Each Member agrees that this section 5.9(c). is not manifestly unreasonable.

5.8 **No Personal Liability**. Except as otherwise provided by applicable law or as expressly set forth in this Agreement, the debts, obligations, or other liabilities of the Company, whether arising in contract, tort or otherwise (a) are solely the debts, obligations, or other liabilities of the Company, and (b) do not become the debts, obligations, or other liabilities of the Manager or an Officer solely by reason of the Manager acting as a manager; *provided*, *however*, that any repeal of this provision or the Revised Act as a matter of law or any modification of this section shall be prospective only, and shall not adversely affect any limitation on the personal liability of the Manager existing at the time of such repeal or modification.

5.9 **Indemnification of Covered Persons**.

(a) **Conduct of Covered Persons**. A person entitled to indemnification under Section 322C.0408 of the Revised Act (a "**Covered Person**") shall be deemed to have acted in "good faith" within the meaning of the Revised Act if such person acted in reliance upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports, or statements as to the value or amount of the assets, liabilities, Income or Losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) another Member; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence.

(b) **Right to Indemnification and Advancement**; **Limitations**. The Company shall indemnify and advance expenses to the Manager and other Covered Persons acting in their "official capacity" (as defined in Section 322C.0408 of the Revised Act) with respect to "proceedings" (as defined in Section 322C.0408 of the Revised Act) to the fullest extent required by Section 322C.0408 of the Revised Act for actions thereafter, and in furtherance of the foregoing, in accordance with Section 322C.0110 Subd. 7 of the Revised Act, no Manager or Officer will be liable to the Company or any Member for any loss, damage, liability, or expense on account of any action taken or omitted to be taken by such person as the Manager *other than for*: (i) a breach of the duty of loyalty in contravention of this Agreement; (ii) a financial benefit received by the Manager to which the Manager is not entitled; (iii) a breach of a duty under Section 322C.0406 of the Revised Act; (iv) an intentional infliction of harm on the Company or any Member; or (v) an intentional violation of criminal law. If the Revised Act is hereafter amended to authorize the further elimination or limitation of the liability of the Manager then, without requiring any action by the Members, the liability of the Manager shall be further limited to the fullest extent permitted by the amended Revised Act. Any repeal of this provision as a matter of law or any modification of this subpart by the Members shall be prospective only, and shall not adversely affect any limitation on the personal liability of the Manager existing at the time of such repeal or modification.

(c) **Additional Limitation on Indemnification**. The Company shall not be required to indemnify a Person or advance expenses in connection with a proceeding (or part thereof) covered by Section 322C.0408 of the Revised Act if such proceeding (or part thereof) was commenced by such Person.

5.10 **Execution of Documents Filed with Minnesota**. The Manager authorized to execute and file with the Minnesota Secretary of State any document permitted or required by the Revised Act. Such documents may be executed and filed only after the Manager and/or the Members (to the extent required by this Agreement or the Revised Act) have approved or consented to such action in the manner provided herein.

5.11 **Compensation of Manager and Affiliates.** The Manager and its affiliates may be engaged to perform services on behalf of the Company and shall be entitled to receive compensation for such services provided that such compensation is (i) fair to the Company, (ii) consistent with the compensation that would be paid between unrelated parties, and (iii) promptly disclosed to all of the Members. This includes, but is not limited to: development fees, property management fees, disposition fees, leasing fees and construction management fees. The Company currently anticipates paying a development fee to Jim Kumon in the amount of $75,000, which fee may be adjusted in the reasonable discretion of the Manager, subject to requirements of this section 5.11. This development fee is currently anticipated to be deferred and is included in the capital stack.

ARTICLE SIX
MEMBERS

6.1 **Meetings of Members; Place of Meetings**. Except as provided in Section 6.4, all decisions of the Members will be made at a meeting duly held in accordance with this ARTICLE SIX. Meetings of the Members may be held for any purpose or purposes, unless otherwise prohibited by law or by the Articles, and may be called by the Manager or Class A Members holding not less than twenty percent (20%) of the Percentage Interests. Class B Members explicitly do not have rights to call a Meeting of Members. All meetings of the Members will be held at the principal office of the Company or, if called by the Manager, at such other place, within or outside the State of Minnesota, as is designated from time to time by the Members and stated in the notice of the meeting or in a duly executed waiver of the notice thereof. Members may participate in a meeting of the Members by means of telephone conference or similar communications equipment whereby all Members participating in the meeting can hear each other and participation in a meeting in this manner constitutes presence in person at the meeting.

6.2 **Quorum**. The presence, in person or by proxy, of a Majority in Interest constitutes a quorum for the transaction of business by the Members. If less than a Majority in Interest are represented at a meeting, a majority of the Interests so represented may adjourn the meeting to a specified date not longer than 90 days after such adjournment, without further notice. At such adjourned meeting at which a quorum is present or represented by proxy, any business may be transacted that might have been transacted at the meeting as originally noticed. The Members present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of Members such that the remaining Members constitute less than a quorum. At any time, if there is no Person with the right to vote or to participate in the management of the business and affairs of the Company with respect to a particular Interest, then the Percentage Interest represented by such Interest will be disregarded for the purposes of determining whether a quorum is present at a meeting of Members and the requisite Percentage Interest necessary for a valid decision of the Members has been obtained.

6.3 **Proxies**. At any meeting of the Members, every Member having the right to vote thereat will be entitled to vote in person or by proxy appointed by an instrument in writing signed by such Member and bearing a date not more than three years prior to such meeting. The only exception to this clause is for the voting rights of Class B Members, whose collective voting rights are held by the Manager permanently and indefinitely.

6.4 **Action Without Meeting**. Any action required or permitted to be taken at any meeting of the Members of the Company may be taken without a meeting if the action is evidenced by one or more written consents setting forth the action to be taken and signed by Members holding Percentage Interests sufficient to cause the action to be taken at a meeting of the Members at which all Members were present.

6.5 **Notice of Meetings**. Notice stating the place, day, hour, and the purpose for which the meeting is called must be given, not less than 10 days nor more than 60 days before the date of the meeting, by or at the direction of the Manager or Members calling the meeting, to each Member entitled to vote at such meeting. A Member's attendance at a meeting:

(a)   waives objection to lack of notice or defective notice of the meeting, unless such Member, at the beginning of the meeting, objects to holding the meeting or transacting business at the meeting; and

(b)   waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the notice of meeting, unless such Member objects to considering the matter when it is presented.

6.6 **Waiver of Notice**. When any notice is required to be given to any Member of the Company hereunder, a waiver thereof in writing signed by the Member entitled to such notice, whether before, at, or after the time stated therein, is equivalent to the giving of such notice.

6.7 **Voting by Entity Members**. In the case of a Member that is a corporation, its Interest may be voted by such officer, agent, or proxy as the bylaws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of such corporation may determine. In the case of a Member that is a general or limited partnership, its Interest may be voted, in person or by proxy, by such Person as is designated by such Member. In the case of a Member that is another limited liability company, its Interest may be voted, in person or by proxy, by such Person as is designated by the operating agreement or limited liability company agreement of such other limited liability company, or, in the absence of such designation, by such Person as is designated by the limited liability company.

6.8 **Voting Requirement**.

(a)   Notwithstanding anything to the contrary in the Revised Act, and solely to the extent authorized in this Agreement, each Member has the right to vote in proportion to such Member's Percentage Interest. Except as otherwise expressly provided in this Agreement, the affirmative vote of a Majority in Interest is required for a valid decision of the Members. Except as expressly set forth herein (including the items set forth in Section 5.4), this standard represents the voting power required to take action at a duly called meeting pursuant to Section 322C.0407 Subd. 5 of the Revised Act.

(b)   In addition to those matters specified elsewhere in this Agreement requiring the approval of at least a Majority in Interest of the Members, including the items set forth in Section 5.4, a voluntary dissolution pursuant to Section 9.1(a)(i) or an amendment of this Agreement pursuant to Section 11.1(a), the affirmative vote of a Majority in Interest is required to change of the status of the Company from a manager-managed limited liability company to a board-managed limited liability company or a member-managed limited liability company (in each case, as those terms are defined in Section 322C.0102 of the Revised Act).

(c)   At any time that no Person has the right to vote or to participate in the management of the business and affairs of the Company with respect to the Interest held by such Member, then the Percentage Interest represented by such Interest will be disregarded in determining whether the requisite percentage necessary for a valid decision of the Members has been obtained, with the effect that such Interest will be treated as if such Interest had not been issued and the requisite percentage necessary for a valid decision will be applied against the remaining Percentage Interests.

6.9 **Minutes of Meetings and Record of Other Actions**. The Company will keep at its principal office minutes of all meetings of the Members and a record of all actions taken by the Members without a meeting.

(a)   **No Personal Liability**. Except as otherwise provided by applicable law or as expressly set forth in this Agreement, the debts, obligations, or other liabilities of the Company, whether arising in contract, tort or otherwise (a) are solely the debts, obligations or other liabilities of the Company, and (b) do not become the debts, obligations or other liabilities of a Member solely by reason of such Member acting as a member; *provided*, *however*, that any repeal of this provision as a matter of law or any modification of this subpart shall be prospective only, and shall not adversely affect any limitation on the personal liability of any Member existing at the time of such repeal or modification.

ARTICLE SEVEN
ACCOUNTING AND BANK ACCOUNTS

7.1 **Fiscal Year**. The fiscal year and taxable year of the Company will end on December 31 of each year, unless a different year-end is chosen by the Manager or required by the Code.

7.2 **Books and Records**. At all times during the existence of the Company, the Company will cause to be maintained full and accurate books of account, which will reflect all Company transactions and be appropriate and adequate for the Company's business. The books and records of the Company will be maintained at the principal office of the Company. The books and records of the Company shall be maintained using such method of account as shall be selected by the Manager.

7.3 **Financial Reports**. Within 90 days after the end of each fiscal year the Company will prepare and deliver to each Member:

(a)   a balance sheet as of the end of such year and related financial statements for the year then ended that is certified, reviewed and audited; and

(b)   all information with respect to the Company necessary for the preparation of the Members' federal and state income tax returns.

7.4 **Tax Returns and Elections; Tax Matters Member**. The Company will cause to be prepared and timely filed all federal, state and local income tax returns or other returns or statements required by applicable law. The Company will claim all deductions and make such elections for federal or state income tax purposes that the Manager reasonably believes will produce the most favorable tax results for the Members. James Kumon is hereby designated as the Company's Tax Matters Member, to serve with respect to the Company as the "tax matters partner" or the "partnership representative" as such terms are as defined in the Code, and in such capacity is hereby authorized and empowered to act for and represent the Company and each of the Members before the Internal Revenue Service in any audit or examination of any Company tax return and before any court selected by the Manager for judicial review of any adjustment assessed by the Internal Revenue Service. James Kumon hereby accepts such designation. The Members specifically acknowledge, without limiting the general applicability of this Section 7.4, that the Tax Matters Member will not be liable, responsible or accountable in damages or otherwise to the Company or any Member with respect to any action taken by it in its capacity as a "Tax Matters Member." All out-of-pocket expenses incurred by the Tax Matters Member in the capacity of Tax Matters Member will be considered expenses of the Company for which the Tax Matters Member is entitled to full reimbursement.

7.5 **Section 754 Election**. If a distribution of Company assets occurs that satisfies the provisions of Code § 734 or if a transfer of an Interest occurs that satisfies the provisions of Code § 743, upon the determination of the Manager, the Company may elect, pursuant to Code § 754, to adjust the basis of the Property to the extent allowed by Code § 734 or Code § 743.

7.6 **Bank Accounts**. All funds of the Company will be deposited in a separate bank, money market or similar account or accounts approved by the Manager and in the Company's name. Withdrawals therefrom may be made only by individuals authorized to do so by the Manager.

7.7 **Company Information**. The information that the Company is required to furnish, without demand, to the Members pursuant to Section 322C.0410, Subd. 2 of the Revised Act is limited to the following:

(a)   articles of organization;

(b)   this Agreement and any amendments thereto;

(c)   quarterly financial statements, internally prepared;

(d)   annual financial statements, internally prepared;

(e)   state and federal tax returns; and

(f)   articles of dissolution.

Each Member acknowledges and agrees that the foregoing is all of the information that is reasonably necessary, without demand, for the proper exercise of its rights and duties under this Agreement and the Revised Act for the purposes of Section 322C.0410, Subd. 1(2)(i) and Subd. 1(3) of the Revised Act whether such information is held by the Company or another Member. The members acknowledge and agree that this section 7.7 is reasonable and that the items described above constitute all of the information that is material to the proper exercise of a member's rights and duties under this agreement and the revised act.

7.8   **Confidential Information**.

(a)   In addition to any restrictions the Company might impose pursuant to Section 322C.0410, Subd. 7 of the Revised Act, each Member acknowledges that during the term of this Agreement, such Member will have access to and become acquainted with trade secrets, proprietary information, and confidential information belonging to the Company, subsidiaries of the Company and their Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists, or other business documents, whether the foregoing are oral, written, electronic, or contained in any other form or medium, which the

Company treats as confidential (collectively, "**Confidential Information**"). In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing such Member's investment in the Company or performing such Member's duties as a manager, officer, employee, consultant or other service provider of the Company) at any time, including, without limitation, use for personal, commercial or proprietary advantage or profit, either during such Member's association (as an owner or transferee of an Interest) or employment with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss, and theft.

(b)   Nothing contained in this Section 7.8 shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories, or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to other Members; (vi) to such Member's representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 7.8 as if a Member; or (vii) to any potential Permitted Transferee in connection with a proposed Transfer of Interests from such Member, as long as such Transferee agrees to be bound by the provisions of this Section 7.8 as if a Member; provided, that in the case of clause (i), (ii), or (iii), such Member shall notify the Company and other Members of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Members) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c)   The restrictions of this Section 7.8 shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or becomes available to a Member or any of its Representatives on a non-confidential basis prior to its disclosure to the receiving Member and any of its Representatives in compliance with this Agreement; (iii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iv) becomes available to the receiving Member or any of its representatives on a non-confidential basis from a source other than the Company, any other Member or any of their respective representatives; provided, that such source is not known by the recipient of the Confidential Information to be bound by a confidentiality agreement with the disclosing Member or any of its representatives.

7.9 **Right of Inspection**

a.   **In General**. If a Class A Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member. Class B Members do not have a Right of Inspection.

b. **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

c. **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Class A Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

d. **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company: No Member shall have a right to a list of the Class A or Class B Members or any information regarding the Class A or Class B Members; Before providing additional information or allowing a Class A Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager; No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential; No Member may review the books and records of the Company more than once during any twelve (12) month period; Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business; A representative of the Company may be present at any inspection of the Company's books and records; If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requesting Members; The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

ARTICLE EIGHT
TRANSFERS OF INTERESTS AND EVENTS OF WITHDRAWAL

8.1 **General Restrictions**. Except as expressly provided in this Agreement, no Class A Member may Transfer all or any part of such Member's Interest to any other Person. Any purported Transfer of an Interest in violation of the terms of this Agreement will be null and void and of no effect. Class B Members may not Transfer their Interest under any circumstances.

8.2 **Purchase of Interest Upon Involuntary Transfer**.

(a) **Transferred Interests**. For purposes of this Section 8.2, an "**Involuntary Transfer**" shall mean any Transfer of all or any part of any Interest, or any Transfer of title or beneficial ownership in and to a Member's Interests by a Member upon: (i) default, foreclosure, forfeiture, court order, operation of law, or otherwise than by a voluntary decision on the part of the Member, including, but not limited to a Transfer arising out of dissolution of marriage, Bankruptcy or insolvency proceedings relating to a Member; or (ii) any voluntary or involuntary liquidation, Bankruptcy, dissolution, merger, consolidation, or reorganization, or sale of substantially all of the assets of an Entity Member, but not including any Permitted Transfer or other Transfer of Interests by a Member required under the provisions of this Agreement; or (iii) any "change of control" with respect to an Entity Member, with "change of control" deemed to have occurred in the event of a Transfer, whether voluntary or involuntary, of majority voting rights with respect to such Entity Member to persons or entities different to the persons or entities holding majority voting rights at the time of subscription by such Entity Member for such Membership Interests issued to such Entity Member pursuant to such subscription. In the case of an Involuntary Transfer, the Company and the other Members shall have the right to purchase the Membership Interest (or other financial rights and/or governance rights in and to Company) as set forth in this Section 8.2 (collectively, "**Transferred Interest**").

(b) **Right to Purchase Transferred Interests**. Immediately upon the acquisition of Transferred Interest by a transferee pursuant to an Involuntary Transfer, or immediately upon approval by an Entity Member's governing board or equity owners of any liquidation, dissolution or sale of substantially all of the assets of an Entity Member, the Member whose Transferred Interests have been acquired and the transferee, or a duly authorized officer of an Entity Member, as applicable, shall each give written notice to the Company and the other Members indicating that the Involuntary Transfer has occurred. The notice shall specify the price and the payment terms and be accompanied by satisfactory evidence of the acquisition of the Transferred Interest. Upon receipt by the Company of the written notice from either the Member whose Transferred Interests have been acquired, the transferee or the Entity Member, the non-selling Members and the Company, successively, shall have the right to purchase the Transferred Interests within 180 days. If the non-selling Members or the Company do not acquire the Transferred Interests, then any Interests acquired by a transferee under the provisions of this Section 8.2 shall remain fully subject to the provisions of this Agreement.

8.3 **Purchase of Interest Upon Death of a Member**. Upon the death of a Member or dissolution of an Entity Member (each being a "**Deceased Member**" for purposes of this Section 8.3), the surviving Members and the Company, successively, shall have the right (but not the obligation except as provided herein) to purchase the Membership Interests of such Deceased Member for the same value as the Initial Capital Contribution. (The purchasers of the Membership Interests of the Deceased Member are hereinafter collectively referred to as the "**Purchaser**".) Immediately upon the appointment of the Legal Representative following the death or dissolution of a Deceased Member, the Legal Representative shall give written notice to the other Members and the Company indicating that the death or dissolution has occurred. The purchase price shall be paid to the Legal Representative of the estate of a Deceased Member at a closing to be held within 180 days after receipt by the remaining Members of the written notice from the Legal Representative. The purchase price paid by the Purchaser to the Deceased Member will thereafter be deemed to be part of the Initial Capital Contribution of such Purchaser and will be repaid to the Purchaser in the same manner as all other Initial Capital Contributions are paid and in the order of priority described in Article Four.

ARTICLE NINE
DISSOLUTION AND TERMINATION

9.1 **Events Causing Dissolution**.

    (a)   Notwithstanding Section 322C.0701, the Company will be dissolved upon the first to occur of the following events:

        i.   upon the approval of *a Majority in Interest of the Members*; or

        ii. upon the entry of a decree of judicial dissolution permitted under Section 322C.0701 of the Revised Act.

    (b)   To the full extent permitted by applicable law, the foregoing events which cause dissolution of the Company shall be the exclusive events which cause the dissolution of the Company.

9.2 **Effect of Dissolution**. Except as otherwise provided in this Agreement, upon the dissolution of the Company, the Manager will take such actions as may be required to wind up, liquidate, and terminate the business and affairs of the Company in accordance with this Agreement and applicable laws. In connection with such winding up, the Manager may liquidate and reduce to cash (to the extent necessary or appropriate) the assets of the Company as promptly as is consistent with obtaining fair market value therefor, apply and distribute the proceeds of such liquidation and any remaining assets in accordance with the provisions of Section 9.3, and do any and all acts and things authorized by, and in accordance with, applicable laws for the purpose of winding up and liquidation.

9.3 **Application of Proceeds**. Upon dissolution and liquidation of the Company, the Liquidation Proceeds will be applied and distributed in the order of priority set forth in Section 4.2.

ARTICLE TEN
MISCELLANEOUS

10.1 **Notices**. Any notice, demand, request, or other communication (a "**Notice**") required or permitted to be given by this Agreement or the Revised Act to the Company, any Member, or any other Person will be sufficient if in writing and if hand delivered or mailed by registered mail, certified mail, or express courier to the Company at its principal office or to a Member or any other Person at the address of such Member or such other Person as it appears on Schedule 1 next to such Member's name or, if updated by the Member by written notice to the Company, in the records of the Company or sent via email to the email address, if any, of the recipient as it as it appears on Schedule 1 next to such Member's name or, if updated by the Member by written notice to the Company, in the records of the Company. All Notices that are mailed will be deemed to be given when deposited in the United States mail, postage prepaid. All Notices that are hand delivered will be deemed to be given upon delivery. 10.2. Electronic Delivery. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

10.2 **Title to the Property**. Title to the Property will be held in the name of the Company. No Member has any ownership interest or rights in the Property, except indirectly by virtue of such Member's ownership of an Interest. No Member has any right to seek or obtain a partition of the Property, nor does any Member have the right to any specific assets of the Company upon the liquidation of or any distribution from the Company.

10.3. **Signatures.** This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, e.g., via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

10.4 **Execution.** Execution by Class A and Class B Members. This Agreement will be executed by Class A Members through joinder. Class B Members will execute a separate Investment Agreement at the time of their investment in the Company, which Investment Agreement may be executed electronically, as part of the investment process at smallchange.com.

10.5 **Waiver of Default**. No consent or waiver, express or implied, by the Company or a Member with respect to any breach or default by another Member hereunder will be deemed or construed to be a consent or waiver with respect to any other breach or default by such Member of the same provision or any other provision of this Agreement. Failure on the part of the Company or a Member to complain of any act or failure to act of another Member or to declare such other Member in default will not be deemed or constitute a waiver by the Company or the Member of any rights hereunder.

10.6 **No Third Party Rights**. None of the provisions in this Agreement are for the benefit of or enforceable by any third party, including creditors of the Company; *provided*, *however*, that the Company may enforce any rights granted to the Company under this Agreement, its Articles, or under the Act or Revised Act, as the case may be.

10.7 **Entire Agreement**. This Agreement, together with the Articles, constitutes the entire agreement among the Members and supersedes all other written, oral, or implied agreements, arrangements, and understandings among the Members the formation, operation, and continuation of the Company and the relations among and between the Members and the Company.

10.8 **Complete Statement of Expectations**. Each Member represents and warrants that:

(a)   This Agreement (together with the Joinder or any other subscription or investment agreement executed by a Member, if any) forms a complete statement of the reasonable expectations of such Member with respect to the formation, operation, and continuation of the Company and the relations among and between the Members and the Company, and such Member does not have any such expectations not set forth in this Agreement.

(b)   This Agreement (together with the Joinder or any other subscription agreement executed by a Member, if any) contains a complete statement of all expectations that were material to such Member's decision to become a Member of the Company.

(c)   This Agreement may not be amended or altered by any oral representation or implied or implicit conduct or actions.

10.9 **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

10.11 **Severability**. If any provision of this Agreement is held to be illegal, invalid or unenforceable to any extent, the legality, validity, and enforceability of the remainder of this Agreement will not be affected thereby and will remain in full force and effect and may be enforced to the greatest extent permitted by law.

10.12 **Binding Agreement**. Subject to the restrictions on the disposition of Interests herein contained, the provisions of this Agreement are binding upon, and will inure to the benefit of, the parties hereto and their respective heirs, personal representatives, successors, and permitted assigns.

10.13 **Counterparts**. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which constitutes one agreement that is binding upon all of the parties hereto, notwithstanding that all parties are not signatories to the same counterpart.

10.14 **Governing Law**. This Agreement is governed by, and is to be construed in accordance with, the laws of the State of Minnesota.

10.15 **Remedies**. In the event of a default by any party in the performance of any obligation undertaken in this Agreement, in addition to any other remedy available to the non-defaulting parties, the defaulting party must pay to each of the non-defaulting parties all costs, damages, and expenses, including reasonable attorneys' fees, incurred by the non-defaulting parties as a result of such default. If any dispute arises with respect to the enforcement, interpretation, or application of this Agreement and court proceedings are instituted to resolve such dispute, the prevailing party in such court proceedings may recover from the non-prevailing party all costs and expenses, including reasonable attorneys' fees, incurred by the prevailing party in such court proceedings.

10.16 **Waiver of Jury Trial**. EACH MEMBER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

10.17 **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

10.18 **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

10.19 **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

10.20 **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

10.21 **Special Rules**. Notwithstanding the foregoing allocation provisions of this Agreement, the following special rules apply:

(a) **Tax Allocations; § 704(c) and Revaluation Allocations**. Other than as provided in this Section 4.5(a), items of income, gain, deduction, and loss determined for income tax purposes shall be allocated, to the extent possible and except as otherwise provided herein, in the same proportions as corresponding items that enter into the calculation of Income and Loss. In accordance with Code § 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company will, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Value at the time of contribution. Similarly, in the event of a Revaluation, subsequent allocations of income, gain, loss, and deduction with respect to such property will take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Value immediately after the adjustment in the same manner as under Code § 704(c) and the Treasury Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Members in a manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 10.21(a) solely for income tax purposes and will not affect, or in any way be taken into account in computing, for book purposes, any Member's Capital Account or share of Income or Loss, pursuant to any provision of this Agreement.

(b) **Minimum Gain Chargeback**. Notwithstanding any other provision of this this Agreement, if there is a net decrease in Company Minimum Gain during a Company taxable year, each Member will be allocated items of income and gain for such year (and, if necessary, for subsequent years) in an amount equal to that Member's share of the net decrease in Company Minimum Gain during such year (hereinafter referred to as the "**Minimum Gain Chargeback Requirement**"). A Member's share of the net decrease in Company Minimum Gain is the amount of the total decrease multiplied by the Member's percentage share of the Company Minimum Gain at the end of the immediately preceding taxable year. A Member is not subject to the Minimum Gain Chargeback Requirement to the extent: (i) the Member's share of the net decrease in Company Minimum Gain is caused by a guarantee, refinancing or other change in the debt instrument causing it to become partially or wholly recourse debt or a Member Nonrecourse Debt, and the Member bears the economic risk of loss for the newly guaranteed, refinanced or otherwise changed liability; (ii) the Member contributes capital to the Company that is used to repay the Nonrecourse Debt and the Member's share of the net decrease in Company Minimum Gain results from the repayment; or (iii) the Minimum Gain Chargeback Requirement would cause a distortion and the Commissioner of the Internal Revenue Service waives such requirement. A Member's share of Company Minimum Gain will be computed in accordance with Treasury Regulation § 1.704-2(g) and as of the end of any Company taxable year will equal: (1) the sum of the Nonrecourse Deductions allocated to that Member up to that time and the Distributions made to that Member up to that time of proceeds of a Nonrecourse Debt allocable to an increase of Company Minimum Gain, minus (2) the sum of that Member's aggregate share of net decrease in Company Minimum Gain plus that Member's aggregate share of decreases resulting from revaluations of any Property subject to Nonrecourse Debts. In addition, a Member's share of Company Minimum Gain will be adjusted for the conversion of recourse and Member Nonrecourse Debts into Nonrecourse Debts in accordance with Treasury Regulation § 1.704-2(g)(3). In computing the above, amounts allocated or distributed to the Member's predecessor in interest will be taken into account. Allocations shall be determined in accordance with Treasury Regulation § 1.704-2(j).

(c) **Member Minimum Gain Chargeback**. Notwithstanding any other provision of this Article IV other than Section 10.21(b) if there is a net decrease in Member Minimum Gain during a Company taxable year, each Member who has a share of the Member Minimum Gain (determined under Treasury Regulation § 1.704-2(i)(5) as of the beginning of the year) will be allocated items of income and gain for such year (and, if necessary, for subsequent years) equal to that Member's share of the net decrease in Member Minimum Gain. In accordance with Treasury Regulation § 1.704-2(i)(4), a Member is not subject to this Member Minimum Gain Chargeback requirement to the extent the net decrease in Member Minimum Gain arises because the liability ceases to be Member Nonrecourse Debt due to a conversion, refinancing or other change in the debt instrument that causes it to be partially or wholly a Nonrecourse Debt. The amount that would otherwise be subject to the Member Minimum Gain Chargeback requirement is added to the Member's share of Company Minimum Gain.

(d) **Qualified Income Offset**. If any Member unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation § 1.704-1(b)(2)(ii)(d)(4), (5) or (6), that causes or increases such Member's Adjusted Capital Account Deficit, items of Company income and gain will be specially allocated to such Member in an amount and manner sufficient to eliminate such Adjusted Capital Account Deficit as quickly as possible, provided that an allocation under this Section 10.21(d) may be made if and only to the extent such Member would have an Adjusted Capital Account Deficit after all other allocations under this Agreement have been made.

(e) **Nonrecourse Deductions**. Nonrecourse Deductions for any fiscal year or other period will be allocated to the Members in proportion to their Percentage Interests.

(f) **Member Nonrecourse Deductions**. Any Member Nonrecourse Deductions will be allocated to the Member who bears the risk of loss with respect to the loan to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation § 1.704-2(i).

(g) **Curative Allocations**. Any special allocations of items of income, gain, deduction, or loss pursuant to Sections 10.21(b), (c), (d), (e) and (f) will be taken into account in computing subsequent allocations of income and gain pursuant to this Agreement, so that the net amount of any items so allocated and all other items allocated to each Member pursuant to this Agreement are, to the extent possible, equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Agreement if such adjustments, allocations, or distributions had not occurred. In addition, allocations pursuant to this Section 10.21(g) with respect to Nonrecourse Deductions in Section 10.21(e) and Member Nonrecourse Deductions in Section 10.21(f) will be deferred to the extent the Manager reasonably determines that such allocations are likely to be offset by subsequent allocations of Company Minimum Gain or Member Minimum Gain, respectively.

(h) **Loss Allocation Limitation**. Notwithstanding the other provisions of this Agreement, unless otherwise agreed to by all of the Members, no Member may be allocated Loss in any taxable year that would cause or increase an Adjusted Capital Account Deficit as of the end of such taxable year.

(i) **Share of Nonrecourse Liabilities**. Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulation § 1.752-3(a)(3), each Member's interest in Company profits is equal to such Member's respective Percentage Interest.

(j) **Compliance with Treasury Regulations**. The foregoing provisions of this Section 10.21 are intended to comply with Treasury Regulation §§ 1.704-1(b), 1.704-2 and 1.752-1 through 1.752-5, and must be interpreted and applied in a manner consistent with such Treasury Regulations. If it is determined by the Manager that it is prudent or advisable to amend this Agreement in order comply with such Treasury Regulations, the Manager is empowered to amend or modify this Agreement, notwithstanding any other provision of this Agreement.

(k) **General Allocation Provisions**. Except as otherwise provided in this Agreement, all items that are components of Income or Loss will be divided among the Members in the same proportions as they share such Income or Loss, as the case may be, for the year. For purposes of determining the Income, Loss, or any other items for any period, Income, Loss or any such other items will be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code §706 and the Treasury Regulations thereunder.

ARTICLE ELEVEN
AMENDMENTS

11.1 **Amendments to this Agreement**. Except as otherwise provided herein, and notwithstanding Section 322C.0407 Subd. 3(4)(iv) of the Revised Act:

(a) This Agreement may not be modified or amended in any manner other than by the written agreement of all of the Class A Members at the time of such modification or amendment.

(b) This Agreement may be amended by the Manager, without any execution of such amendment by the Members, in order to reflect the occurrence of any of the following events provided that all of the conditions, if any, contained in the relevant Sections of this Agreement with respect to such event have been satisfied:

i. an adjustment of the Percentage Interests of the Members upon making any Transfer contemplated in ARTICLE EIGHT (including in connection with the admission of a Substitute Member);

ii.   an adjustment of the Percentage Interests of the Members to reflect disproportionate Capital Contributions pursuant to Section 3.1; or

iii. the modification of this Agreement to comply with the relevant tax laws pursuant to Sections 4.3 or 10.21(j).

(c)   Notwithstanding anything to the contrary in this Section 11.1, without the written consent of all Members, no amendment to this Agreement may:

i.   add to, detract from or otherwise modify the purposes of the Company as set forth in this Agreement;

ii.   enlarge the obligations of any Member under this Agreement;

iii. amend any provisions of ARTICLE IV other than an amendment to comply with the relevant tax laws pursuant to Sections 4.3 or 10.21(j); or

iv. amend this Section 11.1 or any provision of this Agreement requiring the consent of all of the Members.

(d)   Notwithstanding anything to the contrary in this Section 11.1, without the written consent of a Super Majority in Interest of the Members, no amendment to this Agreement may amend this Section 11.1 or any provision of this Agreement requiring the consent of a Super Majority in Interest of the Members.

(e)   Notwithstanding anything to the contrary in this Section 11.1, without the written consent of a Majority in Interest of the Members, no amendment to this Agreement may amend this Section 11.1 or any provision of this Agreement requiring the consent of a Majority in Interest of the Members.

11.2   **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

a.   The correction of typographical errors;

b.   A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

c.   The creation of additional classes of limited liability company interests pursuant to section 3.1;

d.   The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

e.   An amendment that cures ambiguities or inconsistencies in this Agreement;

f.   An amendment that adds to its own obligations or responsibilities;

g.   A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Company;

h. A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940;

i. A change to facilitate the trading of Shares, including changes required by law or by the rules of a securities exchange;

j. A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

k. A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to the Employee Retirement Income Security Act of 1974;

l. A change the Manager determines to be necessary or appropriate to reflect an investment by the Company in any corporation, partnership, joint venture, limited liability company or other entity;

m. An amendment that conforms to the Disclosure Document;

n. Any amendments expressly permitted in this Agreement to be made by the Manager acting alone;

o. Any amendment required by a lender, other than an amendment imposing personal liability on a Class A Member or requiring a Class A Member to make additional Capital Contribution; or

p. Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Class A Members.

11.3   **Amendments Requiring Majority Consent**. Any amendment that has, or could reasonably be expected to have, an adverse effect on the Class A Members, other than amendments described in section 11.4, shall require the consent of the Manager and Class A Members holding a majority of the Class A Shares. Any amendment that has, or could reasonably be expected to have, an adverse effect on the Class A and Class B Members, other than amendments described in section 11.4, shall require the consent of the Manager and the Class A and Class B Members holding a majority of the Shares.

11.4   **Amendments to Vary Distributions**. The Manager may amend Article Four to increase the distributions to one or more Class A Members (for example, to increase the Preferred Return of one or more Class A Members), without the consent of any other Class A Member, provided that any such increase does not decrease the distributions to any other Member. Any such amendment may be affected by a letter agreement between the Manager and the affected Class A Member(s).

11.5   **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Manager and each affected Member: An amendment deleting or modifying any of the amendments already listed in this section 11.4; An amendment that would require any Class A Member to make additional Capital Contributions; and An amendment that would impose personal liability on any Class A Member.

11.6   **Procedure for Obtaining Consent**. If the Manager proposes to make an amendment to this Agreement that requires the consent of Class A Members, the Manager shall notify each affected Class A Member (who may be all Class A Members, or only Class A Members holding a given class of Class A Shares) in writing, specifying the proposed amendment and the reason(s) why the Manager believe the amendment is in the best interest of the Company. At the written request of Class A Members holding at least Twenty Percent (20%) of the Class A Shares entitled to vote on the amendment, the Manager shall hold an in-person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If a Class A Member does not respond to the notice from the Manager within twenty (20) calendar days the Manager shall send a reminder. If the Class A Member does not respond for an additional ten (10) calendar days following the reminder such Class A Member shall be deemed to have consented to the proposed amendment(s). If the Manager proposes an amendment that is not approved by the Class A Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least six (6) months.

ARTICLE TWELVE
DEFINITIONS

12.1 **Terms Defined Herein**. As used herein, the following terms have the following meanings:

"**Affiliate**" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have correlative meanings. A Person is an affiliate of an entity if such Person is a governor, director, manager, officer or legal representative of such entity, or if such Person has a material financial interest in such entity. An individual Person's Affiliates include such individual's spouse, lineal decedents and ascendants and any Trust for any such individual Person's benefit.

"**Articles**" means the articles of organization of the Company, prepared pursuant to Section 322C.0201 of the Revised Act and filed with the Minnesota Secretary of State.

"**Available Cash**" means, subject to Section 322C.0405 of the Revised Act, the aggregate amount of cash on hand or in any bank, money market or similar accounts of the Company as of the end of each fiscal quarter, or other applicable period, derived from any source (other than Capital Contributions and Liquidation Proceeds) that the Manager determines is available for distribution to the Members after taking into account any amount required or appropriate to maintain a reasonable amount of Reserves.

"**Bankruptcy**" with respect to any Person, means the entry of an order for relief with respect to such Person under the federal bankruptcy code (as set forth in Title 11 of the United States Code) or the insolvency of such Person under any state insolvency act.

"**Capital Account**" means the separate account established and maintained by the Company for each Member and each Transferee pursuant to Section 3.3.

"**Capital Contribution**" means with respect to a Member the total amount of cash and the agreed upon net Fair Value of property (or services, where an Interest in Company Capital is issued for such services) contributed by such Member (or such Member's predecessor in interest) to the Company for such Member's Interest.

"**Capital Transaction**" means any sale, refinancing, or other transaction customarily considered as capital in nature with respect to the Property.

"**Class A Return**" means, with respect to each Class A Member, a flat rate return of 12% on such Class A Member's Investment, that will be issued after the return of capital.

"**Class B Return**" means, with respect to each Class B Member, a flat rate return of 10% on such Class B Member's Investment, that will be issued after the return of capital.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Company Capital**" means at any measuring date the aggregate Capital Accounts of all Members.

"**Company Minimum Gain**" has the same meaning as partnership minimum gain set forth in Treasury Regulation § 1.704-2(d)(1). Company Minimum Gain is determined, first, by computing for each Nonrecourse Debt any gain that the Company would realize if the Company disposed of the property subject to that liability for no consideration other than full satisfaction of such liability and, then, aggregating the separately computed gains. For purposes of computing gain, the Company will use the basis of such property that is used for purposes of determining the amount of the Capital Accounts under Section 3.3. In any taxable year in which a Revaluation occurs, (i) if the Members' Capital Accounts are increased to reflect a revaluation of Company property subject to a Nonrecourse Debt, the net increase or decrease in Company Minimum Gain for such taxable year will be determined by: (1) calculating the net decrease or increase in Company Minimum Gain using the current year's book value and the prior year's amount of Company Minimum Gain; and (2) adding back any decrease in Company Minimum Gain arising solely from the Revaluation; and (ii) if the Members' Capital Accounts are decreased to reflect the Revaluation, the net increase or decrease in Company minimum gain is determined in the same manner as in the year before such taxable year, but by using book values of Company property rather than adjusted tax bases.

"**Credits**" means all tax credits allowed by the Code with respect to activities of the Company.

"**Distributions**" means any distributions by the Company to the Members of Available Cash or Liquidation Proceeds or other amounts.

"**Fair Market Value**" means the fair market value of the Company determined pursuant to the terms and conditions set forth in Exhibit C.

"**Fair Value**" of an asset means its fair market value as determined by the Manager.

"**Income**" and "**Loss**" mean, respectively, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code § 703(a), except that for this purpose: (i) all items of income, gain, deduction or loss required to be separately stated by Code § 703(a)(1) will be included in taxable income or loss; (ii) tax exempt income will be added to taxable income or loss; (iii) any expenditures described in Code § 705(a)(2)(B) (or treated as Code § 705(a)(2)(B) expenditures pursuant to Treasury Regulation § 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing taxable income or loss will be subtracted; and (iv) taxable income or loss will be adjusted to reflect any item of income or loss specially allocated in ARTICLE IV.

"**Initial Capital Contributions**" means the Capital Contributions made by the Members pursuant to Section 3.1.

"**Initial Member**" means a Person who became a Member on the Effective Date by delivering their Initial Capital Contribution to the Company on or before the Effective Date and executing this Agreement to be effective as of the Effective Date.

"**Interest**" means all of a Member's rights and interests in the Company in such Member's capacity as a Member, all as provided in the Articles, this Agreement and the Revised Act, including the Member's interest in the capital, income, gain, deductions, losses, and credits of the Company and such Member's voting rights as provided in this Agreement and the Revised Act. Unless otherwise expressly separated, a Member's Interest includes that Member's transferable interest under the Revised Act.

"**Liquidation Proceeds**" means all Property at the time of liquidation of the Company and all proceeds thereof.

"**Majority in Interest**" means any Member or group of Members holding an aggregate of more than fifty percent (50%) of the Percentage Interests held by all Members. A Transferee who has not become a Substitute Member shall not be allowed to vote on any matter requiring a Majority in Interest, and any such Majority in Interest vote shall exclude Transferees who have not become Substitute Members in computing the threshold required by this definition. The Manager holds the proxy voting rights of all Class B Shares.

"**Manager**" means James Kumon, or any other individual or entity appointed by a Majority in Interest of the Members pursuant to Section 5.1. The Manager is a "manager" as that term is defined in the Revised Act.

"**Member Minimum Gain**" has the same meaning as partner nonrecourse debt minimum gain as set forth in Treasury Regulation § 1.704-2(i)(3). With respect to each Member Nonrecourse Debt, Member Minimum Gain will be determined by computing for each Member Nonrecourse Debt any gain that the Company would realize if the Company disposed of the property subject to that liability for no consideration other than full satisfaction of such liability. For purposes of computing gain, the Company will use the basis of such property that is used for purposes of determining the amount of the Capital Accounts under Section 3.3. In any taxable year in which a Revaluation occurs, (i) if a Member's Capital Account is increased to reflect a revaluation of Company property subject to a Member Nonrecourse Debt, the net increase or decrease in Member Minimum Gain for such taxable year will be determined by: (1) calculating the net decrease or increase in Member Minimum Gain using the current year's book value and the prior year's amount of Member Minimum Gain; and (2) adding back any decrease in Member Minimum Gain arising solely from the Revaluation; and (ii) if a Member's Capital Account is decreased to reflect the Revaluation, the Member Minimum Gain is determined in the same manner as in the year before such taxable year, but by using book values of Company property rather than adjusted tax bases.

"**Member Nonrecourse Debt**" has the same meaning as partner nonrecourse debt set forth in Treasury Regulation § 1.704-2(b)(4).

"**Member Nonrecourse Deductions**" has the same meaning as partner nonrecourse deductions set forth in Treasury Regulation § 1.704-2(i)(2). Generally, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt for a fiscal year equals the net increase during the year in the amount of the Member Minimum Gain (determined in accordance with Treasury Regulation § 1.704-2(i)) reduced (but not below zero) by the aggregate Distributions made during the year of proceeds of Member Nonrecourse Debt and allocable to the increase in Member Minimum Gain determined according to the provisions of Treasury Regulation § 1.704-2(i).

"**Member**" has the meaning set forth in the Preamble and each Person who is subsequently admitted to the Company as a Member pursuant to Section 8.3 or Section 8.5, other than a Person who ceases to be a Member of the Company pursuant to Section 8.7. The name, address, aggregate Capital Contributions, and Percentage Interest of each Member is set forth on Schedule 1, as the same may adjusted from time to time as required or permitted by the provisions of this Agreement.

"**Net Capital Proceeds**" means the proceeds from a Capital Transaction (including proceeds from condemnation or insurance from damage or destruction to the extent not reinvested, other than business interruption or rental loss insurance proceeds) minus (i) the expenses the Company incurs with respect to the Capital Transaction, (ii) any repayments of debt made in connection with the Capital Transaction, (iii) brokerage commissions, (iv) other costs customarily taken into account in calculating net proceeds, and (v) amounts added to Reserve Accounts.

"**Nonrecourse Debt**" means a Company liability with respect to which no Member or a related person bears the economic risk of loss as determined under Treasury Regulation §§ 1.752-1(a)(2) and 1.752-2.

"**Nonrecourse Deductions**" has the same meaning as nonrecourse deductions set forth in Treasury Regulation § 1.704-2(c). Generally, the amount of Nonrecourse Deductions for a fiscal year equals the net increase in the amount of Company Minimum Gain (determined in accordance with Treasury Regulation § 1.704.2(d)) during such year reduced (but not below zero) by the aggregate Distributions made during the year of proceeds of a Nonrecourse Debt that are allocable to the increase in Company Minimum Gain, determined according to the provisions of Treasury Regulation § 1.704-2(c) and (h).

"**Officer**" means an individual designated as such by the Manager, with the responsibilities and duties specified or delegated by the Manager, including the offices set forth in Section 5.6.

"**Percentage Interest**" means with respect to any Member, the portion of all of the Company's outstanding Interests owned by such Member, expressed as a percentage. The Percentage Interests of each Member will be set forth on Schedule 1, as adjusted from time to time as required or permitted by the provisions of this Agreement.

"**Permitted Transferee**" means (a) a trust if (i) the trust was created by and is revocable by a Class A Member, (ii) the Member is and remains the primary beneficiary of such trust during his or her lifetime, and (iii) the trustee becomes a party to this Agreement by executing and delivering a consent to the Company, or (b) an Affiliate of the Transferor.

"**Person**" means any individual, partnership, limited liability company, corporation, cooperative, trust, or other entity.

"**Prime Rate**" means the Prime Rate published in the Wall Street Journal Money Rates column on the last business day of each month, which rate shall be deemed to be in effect for the entirety of such month.

"**Property**" means and all related assets that the Company may own or otherwise have an interest in from time to time.

"**Reserves**" means amounts set aside from time to time by the Manager pursuant to Section 4.8.

"**Revaluation**" means the occurrence of any event described in clauses (i), (ii), (iii), (iv) or (v) of Section 3.3(c) as a result of which the book value of Property is adjusted by the Company to its Fair Value.

"**Revised Act**" means the Minnesota Revised Uniform Limited Liability Company Act (Minn. Stat. §§ 322C.0101 *et. seq.*).

"**Super-Majority in Interest**" means any Member or group of Members holding an aggregate of more than 75% of the Percentage Interests held by all Members. A Transferee who has not become a Substitute Member shall not be allowed to vote on any matter requiring a Super-Majority in Interest, and any such Super-Majority in Interest vote shall exclude Transferees who have not become Substitute Members in computing the threshold required by this definition.

"**Tax Matters Member**" means the Person designated pursuant to Section 7.4 to represent the Company in matters before the Internal Revenue Service.

"**Transfer**" means (i) when used as a verb, to give, sell, exchange, assign, transfer, pledge, hypothecate, bequeath, devise, or otherwise dispose of or encumber, and (ii) when used as a noun, the nouns corresponding to such verbs, in either case voluntarily or involuntarily, by operation of law or otherwise.

"**Treasury Regulations**" means the regulations promulgated by the Treasury Department with respect to the Code.

"**Unreturned Investment**" means, with respect to any Class A Member, the amount of such Class A Member's Capital Contribution reduced by the aggregate amount of any distributions such Class A Member has received pursuant to section 4.2.2(d)

[signature pages follow]

SCHEDULE 1

Schedule of Members and Percentage Interests

Member's Name and Address	Shares	Initial Capital Contribution	Percentage Interest
Class A:			
James Kumon	10	$25,000	6.57%
Faith Kumon	42	$105,000	27.63%
Class B Shares	100	$250,000	65.78%
Total	**152**	**$380,000**	**100.00%**

Manager details:
James Kumon
15 West 37th Street, Suite 3
Minneapolis MN 55409
jim@heirloomproperties.net

Dupont 37 LLC – OPERATING AGREEMENT

EXHIBIT A

Form of Joinder to Operating Agreement

The person whose name and signature appears below has, on the date indicated, become a party to that certain Operating Agreement of Dupont 37 LLC dated as of June 1, 2024, as the same has been amended from time to time as of the date hereof (the "**Operating Agreement**") and shall be deemed for all purposes a Member and/or a Substitute Member (as applicable) thereunder. The terms of the Operating Agreement shall be fully applicable to all interests now owned or hereafter acquired by such Member:

Name of Member: Faith Kumon

Signature:  _____

Description of Member's Interest: 27.63%

Date: 6/1/2024

Acknowledged and agreed by:

Dupont 37 LLC

By: James Kumon

Its: Manager

Date: 6/1/2024

* * *

EXHIBIT A

Form of Joinder to Operating Agreement

The person whose name and signature appears below has, on the date indicated, become a party to that certain Operating Agreement of Dupont 37 LLC dated as of June 1, 2024, as the same has been amended from time to time as of the date hereof (the "**Operating Agreement**") and shall be deemed for all purposes a Member and/or a Substitute Member (as applicable) thereunder. The terms of the Operating Agreement shall be fully applicable to all interests now owned or hereafter acquired by such Member:

Name of Member: James Kumon

Signature:

Description of Member's Interest: 6.57%

Date: 6/1/24

Acknowledged and agreed by:

Dupont 37 LLC

By: James Kumon

Its: Manager

Date: 6/1/2024

EXHIBIT E: SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES

The following summarizes some of the U.S. Federal income tax consequences of acquiring Class B Shares. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring Class B Shares, could change in the future.

This is only a summary, applicable to a generic Investor who is an individual and a citizen or resident of the United States. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

This summary does not address the tax laws of any jurisdiction other than the United States.

Classification as a Partnership

The Company will be treated as a partnership for Federal income tax purposes. If the Company were treated as a corporation and not as a partnership, the profits and gains from the Project would generally be subject to at least two levels of Federal income taxation. This would substantially reduce the economic return to Investors.

Federal Income Taxation of the Company and its Members

Because the Company will be treated as a partnership, the Company will not be subject to Federal income taxes. Instead, each Investor will be required to report on his personal Federal income tax return his, her, or its allocated share of the income, gains, losses, deductions and credits for the taxable year from the Project, whether or not the Investor receives any actual distributions. Each Investor's allocated share of such items will be determined in accordance with the Company LLC Agreement, which gives the Manager broad discretion to allocate such items. The Manager anticipates allocating such items entirely to the Class A Members.

20% Deduction for Pass-Through Entities

In general, the owners of a partnership, or an entity (like the Company) that is treated as a partnership for Federal income tax purposes, may deduct up to 20% of the amount of taxable income and gains allocated to them by the partnership, excluding certain items like interest and capital gains. However, the deduction claimed by any owner may not exceed the greater of:

- The owner's share of 50% of the wages paid by the partnership; or
- The sum of:
    - The owner's share of 20% of the wages paid by the partnership; plus
    - The owner's share of 2.5% of the cost of certain depreciable assets of the partnership.

The Company does not expect to pay wages, but it will own depreciable assets. Consequently, Investors should be entitled to a deduction for a portion of the ordinary business income of the Company allocated to them, but it is impossible to predict how much. Investors should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

Deduction of Losses

Each Investor may deduct his, her, or its allocable share of the losses from the Project, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by the Project against other income may not provide a material benefit to Investors who do not have taxable passive income from other passive activities.

Tax Basis

Code §704(d) limits an Investor's loss to his, her, or its tax "basis" in his, her, or its Class B Share. An Investor's tax basis will initially equal his, her, or its capital contribution (*i.e.*, the purchase price for your Class B Share). Thereafter, the Investor's basis generally will be increased by further capital contributions made by the Investor; his, her, or its allocable share of taxable and tax-exempt income; and his, her, or its share of certain liabilities. The Investor's basis generally will be decreased by the amount of any distributions he, she, or it receives; his, her, or its allocable share of losses and deductions; and any decrease in his, her, or its share of liabilities.

Limitations of Losses to Amounts at Risk

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An Investor subject to these rules will not be permitted to deduct his, her, or its allocable share of losses to the extent the losses exceed the amount the Investor is considered to have at risk. If an Investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An Investor generally will be considered at risk to the extent of his, her, or its cash contribution (*i.e.*, the purchase price for the Interest); his, her, or its basis in other contributed property; and his, her, or its personal liability for repayments of borrowed amounts. The Investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of losses. With respect to amounts borrowed for investment in the Company, an Investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in the Company other than an interest as a creditor. In all events, an Investor will not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

Limitations on Losses from Passive Activities

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

The Company will be treated as a passive activity to Investors. Hence, Investors generally will not be permitted to deduct their losses except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an Investor disposes of his entire Interest in a taxable transaction.

Limitation on Capital Losses

An Investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

Limitation on Investment Interest

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an Investor on a loan that was incurred to purchase a Class B Share and interest paid by the Company to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an Investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

Treatment of Liabilities

When the Company borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the Investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules), each Investor will be treated as having contributed cash to the Company equal to his, her, or its allocable share of all such liabilities. Conversely, when an Investor's share of liabilities is decreased (for example, if the Company repays loans or an Investor disposes of his, her, or its Class B Share) then the Investor will be treated as having received a distribution of cash equal to the amount of such decrease.

Allocations of Profits and Losses

The profits and losses of the Project will be allocated among the owners of the Company in the manner described in the Company LLC Agreement. In general, it is intended that profits and losses will be allocated exclusively to the Class A Members, and not to the Class B Members, which is somewhat unusual, but is intended to simplify tax filings for the Company and Class B Members. This may result in unpredictable tax consequences for investors, especially if the Project is not sold when anticipated. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re-allocate items of income and loss among the owners.

Sale or Exchange of the Class B Shares

In general, the sale of Class B Shares by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the Investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Interest has been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the Investor will recognize ordinary income.

If, as a result of a sale of a Class B Share, an Investor's share of liabilities is reduced, such Investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any Investor who transfers a Class B Share at a time when the Company has unrealized receivables or substantially appreciated inventory items to report such transfer to the Company. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code §1245 or Code §1250. If so notified, the Company must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an Investor to report a transfer covered by this provision may result in penalties.

A gift of a Class B Share will be taxable if the donor-Investor's share of liabilities is greater than his, her, or its adjusted basis in the gifted Class B Share. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-Investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the Investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated Class B Share against the amount considered to be realized as a result of the gift (*i.e.*, the Company's debt).

Transfer of a Class B Share by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased Investor's share of liabilities exceeds his pre-death basis in his Class B Share. The deceased Investor's transferee will get a basis in the Class B Share equal to its fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Company taxable income to the extent attributable to the pre-death portion of the taxable year.

Please note that the Class B Shares cannot be transferred under the LLC Agreement.

Treatment of Distributions

Upon the receipt of any distribution of cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceeds his, her, or its basis in the Class B Shares. Any such gain generally will be considered as gain from the sale of the Class B Shares.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

The Company will report income and losses using the calendar year and each Investor that is an individual or an entity with a calendar fiscal year will report his or its share of income and losses for the calendar year. Entity Investors using a non-calendar fiscal year will report income and losses for the Company's taxable year ending on the December 31st that falls within the fiscal year of such entity Investor.

Section 754 Election

The Company may, but is not required to, make an election under Code §754 on the sale of a Class B Share or the death of an Investor. The result of such an election is to increase or decrease the tax basis of the Company's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

Unrelated Business Taxable Income for Tax-Exempt Investors

A church, charity, pension fund, or other entity that is otherwise exempt from Federal income tax must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Under these rules, some of the income of the Company could be subject to tax in the hands of tax-exempt entities.

Tax Returns and Tax Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his, her, or its Federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of a Class B Share. The Company's tax returns will be prepared by accountants selected by the Company.

If the Company's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate the Company's reporting position on its returns and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to the Company's tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax return. An audit of the Company's tax returns may also result in an audit of non-Company items on each Investor's personal tax returns, which could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.

Each Investor must either report Company items on his tax return consistent with the treatment on the Company's information return or file a statement with his tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.

The Manager will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Backup Withholding and Reporting

We will be required to report information to the IRS on certain distributions. In addition, we will be required to withhold tax from our payments to you under some circumstances. Any amounts withheld will be allowed as a refund or a credit against your U.S. Federal income tax liability provided the required information is furnished to the IRS on a timely basis.

Other Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes, and does not address the impact of other taxes on an investment in the Company, including Federal estate, gift, or generation-skipping taxes, State and local income or inheritance taxes, or taxes imposed by non-U.S. jurisdictions. Prospective Investors should consult their own tax advisors with respect to such matters.

Long-Term Versus Short-Term Capital Gains

In general, assets disposed of after a time period of more than 1 year are characterized as "Long-Term" capital gains, and are taxed at a lower rate than assets disposed of in a time period of less than one year. The Company anticipates selling the Project following completion. The time at which Class B Members purchase their shares may dictate which capital gains tax rate applies, which could increase the amount of tax due. In some cases, carry-forward capital losses could be used to offset capital gains. You should discuss such possibilities and implications with your tax advisor.

EXHIBIT F: FINANCIAL STATEMENTS

Dupont 37, LLC
(the "Company")
a Minnesota Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception through June 14, 2024

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

_____

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Dupont 37, LLC Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of inception date through June 14, 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
September 6, 2024

DUPONT 37, LLC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of Inception through June 14, 2024
ASSETS	
Current Assets:	
Accounts Receivable from Members	107,245
Total Current Assets	107,245
Non-Current Assets:	
Non-Refundable Land Deposit	20,000
Total Non-Current Assets	20,000
TOTAL ASSETS	127,245
LIABILITIES AND EQUITY	
Current Liabilities:	
TOTAL LIABILITIES	-
EQUITY	
Member's Capital	130,000
Accumulated Deficit	(2,755)
TOTAL EQUITY	127,245
TOTAL LIABILITIES AND EQUITY	127,245

DUPONT 37, LLC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	As of Inception through June 14, 2024
Operating Expenses	
General and Administrative	2,255
Professional Fees	500
Total Operating Expenses	2,755
Net Income (Loss)	(2,755)

DUPONT 37, LLC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	As of Inception through June 14, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(2,755)
Adjustments to reconcile net income to net cash provided by operations:	
Accounts Receivable from Members	(107,245)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(107,245)
Net Cash provided by (used in) Operating Activities	(110,000)
INVESTING ACTIVITIES	
Non-Refundable Land Deposit	(20,000)
Net Cash provided by (used in) Investing Activities	(20,000)
FINANCING ACTIVITIES	
Member's Capital	130,000
Net Cash provided by (used in) Financing Activities	130,000
Cash at the beginning of the period	-
Net cash increase (decrease) for the period	-
Cash at end of period	-

DUPONT 37, LLC STATEMENT OF CHANGES IN MEMBER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Member's Capital		Retained Earnings (Deficit)	Total Members' Equity
	Units	$ Amount		
Beginning balance at 5/6/24	-	-	-	-
Contribution	-	130,000	-	130,000
Distribution	-	-	-	-
Prior Period Adjustment	-	-	-	-
Net income (loss)	-	-	(2,755)	(2,755)
Ending balance at 6/14/24	-	130,000	(2,755)	127,245

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

The Company is "Dupont 37 LLC", was formed in Minnesota on May 6, 2024. The Company plans to acquire, own, develop, manage, lease and ultimately sell the Duplex and Carriage House located at 1015 West 37th Street, Minneapolis MN 55409 (the "Property").. The Company's headquarters is in Minneapolis, MInnesota. The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial

statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

ASC 820 "   " establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of inception date.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $0 in cash as of June 14, 2024.

<u>Accounts Receivable from Members</u>

Accounts receivable from members consists of all undeposited contributions from Class A shareholders. The Company had $107,245 in accounts receivable from its members as of June 14, 2024.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is not currently provided for as the Company's only fixed asset is land which can not be depreciated.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for June 14, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 6/14/24
Non-Refundable Land Deposit	-	20,000	-	-	20,000
Grand Total		20,000	-	-	20,000

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will generate revenue by leasing the building asset once constructed. The Company's payments will be collected on the first of each month. The Company's primary performance obligation is to construct the property, and lease it to achieve cash flow. The building may be sold and additional proceeds may be derived.

General and Administrative

General and administrative expenses consist of filing fees and crowdfunding platform fees.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debts or long-term obligations as of inception to current date.

NOTE 6 – EQUITY

The Company is structured as a limited liability, meaning that the financial responsibility of the Company's Members regarding its financial commitments is restricted to the capital each member has invested in the Company.

Voting: The Company is two-member LLC. All voting interests are held by members with over 20% ownership in Class A Shares.

Through 2024, the company received capital contributions from manager James Kumon totaling $22,755 to cover filing fees, land deposits and other general and administrative costs. As of June 14, 2024, forty-two (42) shares of Class A Shares (with an initial capital contribution value of $107,245) are outstanding and these are expected to be received in September 2024.

A summary of the Company's capital structure as of June 14, 2024 is below.

Holder (Security)	Shares	Initial Capital Contribution	Percentage Interest
Class A Shares	52	$130,000	43.33%
James Kumon	10	$25,000	8.33%
Faith Kumon	42	$105,000	35.00%
Class B Shares:	68	$170,000	56.67%
Total	120	$300,000	100.00%

The Company has authorized 68 shares of Class B Shares which makes up 56.67% of percentage interest. These Class B Shares are reserved for crowdfunding and have not been issued and are not outstanding.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 14, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 6, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT G: BACKGROUND CHECKS

1. Name of covered person: Dupont 37 LLC

2. Date: June 7, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Dupont 37 LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

1. Name of covered person: Faith Cable Kumon

2. Date: June 7, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Faith Cable Kumon is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



North Capital Private Securities: Bad Actor Check

Name of covered person: James Kumon

Date: February 5, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that James Kumon is likely: **QUALIFIED**	✓
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✓
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✓
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✓
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✓













North Capital Private Securities: Bad Actor Check

SEC Cease-and-Desist Orders Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details:** No information indicating a SEC cease-and-desist order was found.	✓
Self-Regulatory Organization Orders Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details:** No information indicating a self-regulatory organization order was found.	✓
SEC Stop Orders Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details:** No information indicating a SEC stop order was found.	✓
USPO Orders United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details:** No information indicating a USPO order was found.	✓
Other Information Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✓











Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

EXHIBIT H: TESTING THE WATERS MATERIALS





This offering page is for gauging interest, and is not currently accepting investments. Please review the "Testing The Waters" Disclosure below.

MPLS Passive House Duplex

Minneapolis, MN

$132k - $293k in potential investor interest*

Reg CF

$150,000 Funding Goal

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. This document and the referenced offering page is for gauging interest only, and is not currently accepting investments. No money or other consideration is being solicited, and if sent or committed, will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and then, only through Common Owner's platform. Any indication of interest involves no obligation or commitment of any kind. Investment involves a high degree of risk, you should be prepared to lose some or all of the money you invest. Do not invest more than you can afford to lose. Any estimated results of future operations are just that, estimates. They are based on current conditions and our assumption of future events and, as such, are subject to change. The actual result of any investment is likely to differ from these estimates, possibly by a large amount. Neither we nor anyone else guaranties the results reflected in such estimates and investors should not give them undue weight.

*Potential Investor Interest does not reflect a commitment to invest

Project Issuer



Faith and Jim Kumon

Heirloom Properties, LLC

Common Owner CF LLC acting as intermediary

Offering Details | Updates 0

Investment Opportunity Summary

Are you interested in an investment that allows your money to support:

- A locally owned, small real estate development company with experience delivering high quality, all electric housing projects in our city neighborhoods
- The implementation of pioneering and reproducible green building techniques that save energy, reduce carbon and conserve resources, especially for our cold climate zone
- The growth of the quantity and diversity of housing units in middle scale buildings
- A project that will document its design, construction and financing processes for use in educating the next generation of builders, tradespersons, real estate professionals and owners. (And you can take part in the learning along the way!)

The Minneapolis Passive House Duplex and Carriage House is a 3-unit new construction housing project located in Southwest Minneapolis. The goal of the project is to show how deep green building strategies in a multiplex construction setting can set a new bar for infill development. In an area where new construction is usually dominated by large, single-family houses with steep sales prices, this

project would create homes for three households and maintain flexibility inside those units for future multi-generational housing configurations.

The duplex will feature two 3 BR 2 BA units plus a basement, and the carriage house will have a 1 BR 1 BA over a three-car garage. Each unit will have its own dedicated covered porch, all electric systems and appliances, access to EV charging, and dedicated fresh air ventilation systems. The total project will construct 5,350 SF across the two buildings.

This Crowdfunding offering aims to raise $150,000 towards equity position of $555,000 to obtain a construction loan. The total project cost is estimated at $1,469,000. The goal is to return principal and interest in approximately 24 months from the start of the project. Please see attached presentation for more detailed information.

Unique Building and Green Project Features

The duplex is designed to achieve Passive House certification through PHIUS, which is an energy efficiency focused program that sets a specific energy budget that the project has to achieve through the completion of an energy model. As a part of this designation, the building would also achieve the Department of Energy's Energy Star for Homes and Zero Energy Ready Home certifications as well as the EPA's Indoor airPlus and Water Sense program certifications. The project would be the first known duplex to achieve these designations in Minnesota.


What is the Passive House Standard?
THERMAL CONTROL
High Performance Insulation
Thermal Bridge Elimination
WHY:
Reduces energy to run heating and cooling systems and keeps building components safe from moisture
AIR CONTROL
Air-Tightness
Fresh Air Ventilation with Energy Recovery
WHY:
Keeps air fresh and filtered without losing heated or cooled air
RADIATION CONTROL
Shading and Daylighting
High Performance Glazing
WHY:
Invites or repels heat as needed seasonally, reduces glare and eliminates discomfort caused by drafts
Passive House Certified Buildings Are...
Designed to a climate specific energy budget
This puts the building on track to be able to operate within its means to be sufficiently powered by renewable energy, not just save a % over a baseline
Rigorously field-tested by a third party verifier
Ensures systems perform as designed and modeled
Ultra quiet and healthy, with better air quality
Once people experience the comfort and control, they don't leave, resulting in lower turnover rates and costs
More durable and resilient investments
Building science best practices radically reduce the risk of failure and major future repairs/replacements (typically caused by moisture/water)

Altogether, the buildings will have uncommon comfort control and much lower operational costs than typical new construction houses built only to minimum code. These features include:

- Triple pane, casement windows which nearly put an end to cold winter drafts and seal out noise at the same time
- Thick, high insulation walls that enable small mini-split heat pump HVAC systems to work less often while being highly efficient in providing well distributed heating and cooling
- Ceiling fans and operable windows with façade specific glass that together can help keep the mechanical systems off for a good portion of the year to stay cool and utilize the sun's heating capacity to the fullest when warmth is desired
- Continuous, conditioned fresh air from an ERV (energy recovery ventilator) that keep oxygen levels high without affecting the indoor air temperature when temperatures are too extreme to keep the windows open
- Short hot water runs to bathrooms, drain heat recovery systems and air source heat pump hot water heater all work together to make hot water fast to come to the faucet and low cost

The Passive House certification mandates a stringent total annual energy budget, with this specific design resulting in over 70% reduction of energy use as compared to the same building built to minimum code. This significant reduction makes an onsite solar PV system capable of providing as much or more electricity than the building consumes annually, resulting in a net zero building. This balance is the kind of performance we would love to see in all new housing, and a goal to strive towards in retrofits. We want to show it can be done here with our challenging climate.

Being all electric and using solar PV puts the project on a path to control its energy future (for housing and transportation), creating resiliency in the face of future severe weather and grid stress. This lowers the costs as well as the risks to operate the building long into the future.

In addition, thoughtful material selection will reduce the quantity or improve the material makeup of carbon intensive materials such as concrete, steel, foam, and drywall. Interior materials will be selected that limit harmful off gassing materials and chemical irritants in order to achieve excellent indoor air quality.

How Investment Dollars are Used:

The project will be developed and owned by Heirloom Properties, a woman-owned real estate development company that specializes in highly sustainable, middle scale housing projects run by Faith and Jim Kumon.

This Testing the Waters phase is proposing the following investment structure:

- $2,500 per share, sold in whole share increments.
- Principal investment (original share amount) returned upon the sale/refinance of the project in approximately 15 months from initial investment
- A fixed 10% simple return is paid out in approximately 24 months from the proceeds of the cash flow of the property. Example: $2,500 investment returns $250.

Investing in the project will support:

- The creation of new family-sized housing units in an area with increasing values, which often means buying is out of reach or takes a longer time to access.
- The development of a full prototype for small multiplexes using building technologies specifically for cold weather climate zones, working to reach the highest levels of energy efficiency and carbon reduction
- The ability to continue to track the energy, water and indoor air quality of these units to see how they perform against their original modeled expectations. (Agreements will be put in place for third party access to the data for research purposes long term.)
- Educational opportunities about the design, construction and financing for a Passive House project that will include online written content, videos and at least three in-person events. All materials and event invites will be shared with Crowdfunding Investors.

The investment dollars will go directly to the cash equity capital required to obtain construction loan financing. The principal cash is expected to be returned at refinance/sale. As the project is under four units, a residential scale mortgage can be used by an owner-occupant to purchase the project at its completion, which allows for a faster process than a commercial loan would. The project has a letter of intent from a buyer for purchase when completed. With the local market for green new construction, one-bedroom apartments at this price point and amenity level are in high demand and fill quickly.

Documents

passive_house_duplex_pitch_package_v4_cf.pdf

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Contact

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170 Florida Street
Buffalo, NY 14208

This website, commonowner.com, which we refer to as the "Site," is used by two different companies: Common Owner Portals LLC, which we refer to as "Common Owner Portals," and Common Owner CF LLC, which we refer to as "Common Owner CF." Common Owner Portals lists investments in real estate development projects and other small businesses under Rule 506(c) of the Securities and Exchange Commission (SEC). These investments are offered to accredited investors only. Common Owner CF, which is, or has applied to become, a licensed Funding Portal, offers investments in real estate development projects and other small businesses under Regulation Crowdfunding, which is also known as Title III Crowdfunding. These investments are offered to everyone. Common Owner Portals and Common Owner CF are owned by the same business entities.

By using this Site, you are subject to our Terms of Use and our Privacy Policy. Please read these carefully before proceeding.

Our Site offers qualified investors the opportunity to invest in real estate development projects and other small businesses. However, we do not make recommendations regarding the appropriateness of a particular opportunity for any particular investor. We are not investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other Acts of God, some of which can be uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the opportunities listed at the Site in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Neither the Securities and Exchange Commission, FINRA, any state agency, nor any other person has reviewed the investment opportunities listed on the Site.

Issuers seeking to raise capital using SEC Rule 506(c) might provide financial projections for some of the investment opportunities listed on the Site.

Issuers seeking to raise capital using Regulation Crowdfunding will not provide financial projections, but might provide estimated results of future operations.

Any financial projections (in the case of offerings under Rule 506(c)) or estimated results of future operations (in the case of offerings under Regulation Crowdfunding) are only estimates, based on current conditions and the issuer's current assumptions about future events. The actual result of any investment is likely to be different than the original projections or estimates, possibly by a large amount. Neither we nor anyone else guaranties the results reflected in projections or estimates and investors should not give them undue weight.

Thank you for using the Site. If you have questions, please contact us at info@commonowner.com.

 **Faith Cable Kumon**
April 30 · 👥 · · ·

What have I been up to lately? Working on the next Heirloom Properties project, a Passive House Duplex + Carriage House. We are currently crowdfunding for the project and are appreciative of the expressions of interest so far! If you are interested in learning more, check out the crowdfunding site at Common Owner here: https://commonowner.com/project/mn-middle-duplex...

Test-the-waters disclaimer: no money or other consideration is being solicited, and if sent in response, will not be accepted; no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer); and a person's indication of interest includes no obligation or commitment of any kind.




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Project Manager at Project for Pride in Living (PPL)

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Faith Cable Kumon • You

Project Manager at Project for Pride in Living (PPL)

4mo • Edited •

What is next for Heirloom Properties? We are working on a Passive House Duplex + Carriage House! We recently launched a crowdfunding campaign to raise $150,000 to make this project a reality. It will be the first PHIUS certified up-down duplex in the US. See more at the 'Testing the Waters' crowdfunding page at Common Owner - https://lnkd.in/gyGGSBmR

Test-the-waters disclaimer: no money or other consideration is being solicited, and if sent in response, will not be accepted; no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer); and a person's indication of interest includes no obligation or commitment of any kind.

MPLS Passive House Duplex

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Project Manager at Project for Pride in Living (PPL)

2mo • Edited •

We have had many people express interest in the crowdfunding campaign for our Passive House duplex + carriage house but more would be welcome. We identified the top 10 reasons this project should exist, with a new ones shared as the project progresses.

Reason #1: To the best of our knowledge, this would be the first up-down Passive House duplex in the country. We have asked the professional organizations working on passive house projects throughout the country if another up-down version exists and no one knows of one. The up-down format allows for 3 BR & 2 BA units per level on a standard urban lot. If you haven't checked out the project yet, more information is on the crowdfunding site here: https://lnkd.in/gyGGSBmR

Test-the-waters disclaimer: no money or other consideration is being solicited, and if sent in response, will not be accepted; no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer); and a person's indication of interest includes no obligation or commitment of any kind.



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Faith Cable Kumon • You
Project Manager at Project for Pride in Living (PPL)
2mo • Edited •

#2. Why build a Passive House duplex? What is Passive House anyway? Passive House is the most stringent energy standard for buildings today. It gives each type of construction an "energy budget" to based on your climate, size of building, and number of people in it. The Passive House standard by PHIUS (acronym: Passive House Institute United States) is calibrated by climate region. Minnesota is one of the most difficult places to achieve Passive standards because of the extreme temperature differences, with -20 in the winter to 100+ in the summer. In order to achieve that energy goal, Passive House requires the building to be super insulated, air tight, solar gain optimized, and ventilated well.

The carriage house, an ADU over the 3 car garage, will be built to the Net Zero Energy Ready standard. This standard is a checklist focus on the following areas: high performance building envelope, duct system within the air barrier, efficient water heating, ENERGY STAR lighting & LED lights, indoor air quality (airPLUS certified & balanced ventilation), renewable ready, electric vehicle ready, heat pump water heater ready and heat pump space heater ready. It is also required that it is Energy Star Single Family certified and the rater completes the DOE ZERH checklist.
In general, to build a Passive House, the majority of the Net Zero Energy Ready standards have to be met. The Home Energy Rating System (HERS) score can be a little higher for Net Zero Energy Ready than for Passive House. The following chart shows how they are similar on a lot of items, but slightly different on some, specifically on the Balanced Ventilation (i.e. having an Energy Recovery Ventilator (ERV)) and all-electric readiness.

Test-the-waters disclaimer: no money or other consideration is being solicited, and if sent in response, will not be accepted; no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer); and a person's indication of interest includes no obligation or commitment of any kind.

US Department of Energy
HIGH PERFORMANCE STAIRCASE
Additional IRA Tax Credits

US Department of Energy
HIGH PERFORMANCE STAIRCASE
Additional IRA Tax Credits
Average MN New House
IRA Tax Credits
HERS Score Represents Performance of Building On Way to Net Zero Energy Used The Lower the Better
IECC 2012
ENERGY STAR v3
ENERGY STAR v3.1
ZERH
phius
phius
ADU
MPLS Duplex

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 **Faith CableKumon <faith.cable@gmail.com>**

Sundial Tour & Passive House Duplex Conversation
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Faith Cable Kumon <faith.cable@gmail.com>   Thu, Mar 28, 2024 at 7:52 AM
To: wired-up@googlegroups.com

Good morning WIRED UP!

I am excited to be organizing a tour of the Sundial Building on April 9 from 3-5 pm which is an all electric 12-unit building that is registered under the Living Building Challenge's Zero Energy Certification program. The building features heat pumps, ERVs, triple-pane windows, a rainwater harvesting system and a 33kW solar system.

The tour will follow with a short presentation and discussion. The presentation will be about Heirloom Properties' next project, a new construction, passive house certified, duplex with a rear carriage house. It will also be all electric and build on many of the systems and strategies from Sundial. This project is the subject of a Regulation Crowdfunding Testing the Waters inquiry open right now to gather interest from potential investors. See the official webpage and project download here: https://commonowner.com/project/mn-middle-duplex

The following discussion will focus around crowdfunding as a way to support women developers seeking capital. I will be joined by Claire VanderEyk who is forging a path to better connect women and capital.

Event Details

Date & Time: Tuesday, April 9, 3-5 pm

Location: 15 West 37th Street, Minneapolis, MN 55409

RSVP: https://www.eventcreate.com/e/sundialandpassiveduplex

Capacity – 35 people

If you have any questions, please do not hesitate to reach out.

Hope to see you there!

All the best,

Faith

Test-the-waters disclaimer: no money or other consideration is being solicited, and if sent in response, will not be accepted; no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer); and a person's indication of interest includes no obligation or commitment of any kind.

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Jim Kumon
March 6

For anyone looking for an opportunity to invest in supporting housing, sustainability and local businesses - Reg CF makes it accessible for almost anyone to support small real estate projects.

1. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. 2.This document and the referenced offering page is for gauging interest only, and is not currently accepting investments. 3. No money or other consideration is being solicited, and if sent or committed, will not be accepted. No offer to buy securities will be accepted. 4. No part of the purchase price will be received until a Form C is filed and then, only through Common Owner's platform.

Heirloom Properties
March 5

Heirloom Properties is happy to announce our Testing the Waters phase to gather potential interest in investing in the MPLS Passive House Duplex through a Reg C... See more



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For anyone looking for an opportunity to invest in supporting housing, sustainability and local businesses - Reg CF makes it accessible for almost anyone to support small real estate projects.

DISCLOSURE - 1. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. 2.This document and the referenced offering page is for gauging interest only, and is not currently accepting investments. 3. No money or other consideration is being solicited, and if sent or committed, will not be accepted. No offer to buy securities will be accepted. 4. No part of the purchase price will be received until a Form C is filed and then, only through Common Owner's platform.

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Jim Kumon • You
Principal at Electric Housing and Heirloom Properties
6mo • Edited •

Heirloom Properties is happy to announce our Testing the Waters phase to gather potential interest in investing in the MPLS Passive House Duplex through a Reg Crowdfunding platform. https://lnkd.in/gWTV8z4p Please see the official CF website for more information and to ask questions. DISCLOSURE: 1. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. 2.This document and the referenced offering page is for gauging interest only, and is not currently accepting investments. 3. No money or other consideration is being solicited, and if sent or committed, will not be accepted. No offer to buy securities will be accepted. 4. No part of the purchase price will be received until a Form C is filed and then, only through Common Owner's platform.



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Principal at Electric Housing and Heirloom Properties

The official notices: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. This document and the referenced offering page is for gauging interest only, and is not currently accepting investments. No money or other consideration is being solicited, and if sent or committed, will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and then, only through Common Owner's platform. Any indication of interest involves no obligation or commitment of any kind. Investment involves a high degree of risk, you should be prepared to lose some or all of the money you invest. Do not invest more than you can afford to lose. Any estimated results of future operations are just that, estimates. They are based on current conditions and our assumption of future events and, as such, are subject to change. The actual result of any investment is likely to differ from these estimates, possibly by a large amount. Neither we nor anyone else guaranties the results reflected in such estimates and investors should not give them undue weight.

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Abby Romero, CPPM (She/Her) • 1st · 6mo
Real Estate Development Manager @ Redesign, Inc. Hous...

Hey Jim, the express interest button is not working for me.

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Jim Kumon Author · 5mo
Principal at Electric Housing and Heirloom Properties

Abby Romero, CPPM Sorry for the delay in getting back to you, this comment got oddly collapsed under my long disclaimer post. Have you been able to try a different device or something to see if that works? Otherwise happy to take your info directly. I did recently get an upd: ...more

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Martin Mechtenberg (He/Him) • 1st · 6mo
Sr. Director of Entrepreneurship and Innovation

Looks amazing Jim!

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5mo • Edited •

Less than a month in, we're generating a good bit of interest in our Duplex crowdfunding campaign. Would you or someone you know be interested in investing $5k? See more details here: https://lnkd.in/gWTV8z4p
DISCLOSURE: 1. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. 2.This document and the referenced offering page is for gauging interest only, and is not currently accepting investments. 3. No money or other consideration is being solicited, and if sent or committed, will not be accepted. No offer to buy securities will be accepted. 4. No part of the purchase price will be received until a Form C is filed and then, only through Common Owner's platform.

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Principal at Electric Housing and Heirloom Properties
3mo • Edited •

For anyone looking for an opportunity to invest in supporting housing, sustainability and local businesses - Reg CF makes it accessible for almost anyone to support small real estate projects.
DISCLOSURE: 1. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. 2.This document and the referenced offering page is for gauging interest only, and is not currently accepting investments. 3. No money or other consideration is being solicited, and if sent or committed, will not be accepted. No offer to buy securities will be accepted. 4. No part of the purchase price will be received until a Form C is filed and then, only through Common Owner's platform.

MPLS Passive House Duplex
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Christina Borland • 1st | 3mo
CEO & Founder, Green for the Mainstream Inc. and Go Veggie Girl...
Looks like an awesome project!

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